Arthur J. Gallagher & Co.

2004
ANNUAL REPORT

$1.5 Billion in 2004 Total Revenues

4 Average Number of Years it Takes the Company to Double its Revenues

20% Average Annual Increase in Dividends

145 Number of Acquisitions 1984-2004

Years Since Arthur J. Gallagher Founded the Company

32%

AVERAGE ANNUAL GROWTH IN BEGINNING STOCKHOLDERS' EQUITY SINCE 1995

26.7

EXECUTIVE MANAGEMENT TEAM'S AVERAGE YEARS OF TENURE AT YEAR END

8,204

NUMBER OF DEDICATED GALLAGHER PROFESSIONALS WORLDWIDE AT YEAR END

TABLE OF CONTENTS

2004

STRENGTH IN NUMBERS

Arthur J. Gallagher & Co.

Arthur J. Gallagher & Co., an international insurance brokerage and risk management services firm, is headquartered in Itasca, Illinois, has operations in eight countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants. Gallagher is traded on the New York Stock Exchange under the symbol AJG.




Gross Revenues
in millions of dollars
1,600
1,400
1,200
1,000
800
600
400
200
0
801
923
1,101
1,305
1,522
00
01
02
03
04


Net Earnings
in millions of dollars
200
175
150
125
100
75
50
25
0
93
125
130
146
189
00
01
02
03
04


Gross Commissions & Fees
in millions of dollars
1,400
1,200
1,000
800
600
400
200
0
755
864
1,052
1,202
1,325
00
01
02
03
04



$185,000

GROSS REVENUES PER EMPLOYEE IN 2004



Total Stockholders' Equity
in millions of dollars
800
700
600
500
400
300
200
100
0
329
372
528
619
761
00
01
02
03
04



Dividends Declared Per Share
in dollars
1.00
.80
.60
.40
.20
0
.46
.52
.60
.72
1.00
00
01
02
03
04



Total Gross Revenues Per Employee
in thousands of dollars
190
180
170
160
150
140
130
120
110
100
140
142
155
181
185
00
01
02
03
04

STRENGTH IN NUMBERS



J. Patrick Gallagher, Jr.
President and CEO

21.3

CORPORATE OFFICERS' AVERAGE YEARS OF TENURE AT YEAR END

1,250

NUMBER OF PEOPLE WHO PARTICIPATED IN CORPORATE TRAINING PROGRAMS IN 2004

86

RECORD NUMBER OF COLLEGE STUDENTS IN GALLAGHER'S 2004 SUMMER INTERN PROGRAM



WE DEMONSTRATE THE STRENGTH OF OUR COMPANY DAILY—THROUGH OUR RESPONSIVENESS TO CLIENTS, THROUGH THE COLLABORATION OF OUR HIGHLY SPECIALIZED TEAMS, AND THROUGH OUR CREATIVITY AND EXPERTISE IN MANAGING RISK.

But, numbers provide the most tangible measure of any company's success. And our numbers, ranging from the record 19 acquisitions we completed in 2004, to our 16% average annual growth in net earnings over the last decade, to our 30% five-year return on average equity, tell a compelling story of steady growth and profitability.

Arthur J. Gallagher & Co.'s total revenues grew 17% in 2004 to $1.5 billion from $1.3 billion in 2003. Net earnings rose 29% to $188.5 million from $146.2 million over the same period. Net earnings per share were up 27% in 2004 to $1.99 from $1.57 in the prior year. Dividends declared per share increased 39% to $1.00 in 2004 from $.72 in 2003. Return on beginning stockholders' equity was 30% in 2004 and our company's tangible net worth was $386.8 million at year-end, equating to $4.20 in tangible net worth per share.

Our employee count grew 14% in 2004 to 8,204 from 7,206 in 2003. About half of the increase came through acquisitions, and we also attracted outstanding new talent in select areas where opportunity or need arose. Despite this increase in headcount, gross revenues per employee—a measure of our company's productivity—rose 2% to $185,000 in 2004 from $181,000 in 2003.

From 1986, the year in which Gallagher embarked upon its current acquisition strategy, until year-end 2004, our company completed 144 acquisitions, all but six of which fell within our Brokerage segment. In 2004, we completed an unprecedented 19 acquisitions (see list, page 9), expanding our geographic presence and enhancing our retail, wholesale and reinsurance brokerage and employee benefit consulting capabilities. While there are far too many to mention in this letter, we're delighted to welcome these outstanding new partners to our team and we are looking forward to future acquisition opportunities.


Diluted Net Earnings Per Share
in dollars
1.04
1.39
1.41
1.57
1.99
00 01 02 03 04
Tangible Net Worth Per Share
in dollars
3.70
3.60
4.44
4.40
4.20
00 01 02 03 04
Cash Flow From Operations
in millions of dollars
169
132
150
229
277
00 01 02 03 04
Employees At Year End
5,714
6,499
7,111
7,206
8,204
00 01 02 03 04

By the beginning of 2004, it was clear that competition had returned to the property/casualty (P/C) industry. The softening market was beneficial to our clients, many of whom had grappled with at least two prior years of premium hikes and coverage restrictions. Although the softening insurance market makes it more difficult for our brokerage operations to grow revenues, a look at our 10-year growth record (see page 26) shows that our management team is very adept at maintaining growth in any market environment. We accomplish this by diligently managing our expenses, identifying ways to increase productivity, maintaining an aggressive sales culture while focusing on client retention, attracting strong merger partners and continuing to prudently invest in new talent.

In early 2004, the New York Attorney General (AG) launched a widespread investigation into possible violations related to retail volume- and profit-based incentive commissions that insurance carriers have traditionally paid agents and brokers, casting an unfavorable light on long-standing business practices. These commissions accounted for approximately 2% of our company's 2004 revenues. Last October, the AG's office filed a lawsuit against our largest competitor alleging antitrust law violations involving bid rigging and price fixing. We immediately hired independent counsel to conduct a thorough internal review to make certain none of those activities occurred within Gallagher. No such activities have been found.

Our various divisions and operating units fall within three distinct business segments: Brokerage, Risk Management and Financial Services. Our Brokerage segment, representing 67% of our 2004 revenues, encompasses all of our retail, wholesale and specialty P/C brokerage and employee benefits consulting operations. The Risk Management segment, representing 26% of 2004 revenues, is comprised of Gallagher Bassett Services, Inc., our P/C claims management division, and Gallagher Benefit Administrators, Inc., our third-party benefit claims administrator. Financial Services, which manages Gallagher's investment portfolio, generated just 7% of our 2004 revenues, but tax-advantaged investments reduced our company's tax rate to 24% in 2003 and 20% in 2004.

BROKERAGE SEGMENT

Our Brokerage segment generated $913.0 million in net commissions and fees in 2004, a 9% increase from the $841.0 million reported in 2003. Pretax earnings rose 7% to $185.1 million from $172.3 million over the same period. Our strong culture, exceptional track record and the investments we have made in technological capabilities and professional support have enabled us to attract many new partners. All 19 of the acquisitions Gallagher completed in 2004 fell within the Brokerage segment, split about evenly between its three main operations—the Brokerage Services Retail Division, Specialty Marketing and International, and Gallagher Benefit Services.

The Brokerage Services Retail Division (BSD), our U.S. retail P/C brokerage arm, accounts for more than half of our brokerage revenues. Over the past several years, BSD has created 23 dedicated, cross-divisional teams with expertise in specific industries or lines of business. This strategy has proven very successful in terms of both new business production and account retention. In 2004, the business generated within these niches continued to grow at a faster pace than did general retail brokerage business. Every acquisition BSD completed in 2004 brought the division additional talent in one or more of the niches.

During 2003, BSD began piloting Gallagher Insight, a proprietary, interactive online platform. Gallagher Insight offers BSD's clients their own customized, password-protected Web portal through which to access their account information, and it enables Gallagher professionals to collaborate online to address issues related to those clients. BSD rolled out this service in 2004. By year end, Gallagher Insight had 450 client users representing over 160 different companies from 10 different countries. Further expansion is planned during 2005.

Specialty Marketing and International (SMI) encompasses all of Gallagher's various P/C wholesale, excess/surplus and reinsurance brokerage operations in the U.S. and abroad, as well as our offshore captive management operations. It also oversees Gallagher's Strategic Alliance Network of leading local independent brokers in over 100 countries. During 2004, SMI devoted considerable time to solidifying relationships with network brokers and identifying strong new partners. In combination, Gallagher's owned offices and strategic network provide our clients with one of the most comprehensive worldwide sales and service networks available.

At the beginning of 2004, Gallagher acquired the remaining interest in our former joint-venture, Risk Management Partners Ltd. Formed 10 years ago, Risk Management Partners has been highly successful in marketing insurance and risk management products and services to public entities throughout the U.K. Arthur J. Gallagher (UK), our London operation, added several new teams during 2004, expanding its capabilities in such areas as marine, construction, political risk, aviation, jewelers block and worldwide liability. Arthur J. Gallagher Australasia expanded its services in 2004 to offer retail brokerage capabilities in addition to wholesale and reinsurance brokerage. Gallagher also acquired a reinsurance brokerage operation in New Jersey during the year. SMI now offers a full range of reinsurance brokerage capabilities, including treaty, facultative and program business, as well as the technical expertise to help solve client problems.

SMI's domestic wholesale and managing general agency operation, Risk Placement Services, Inc. (RPS), had a good year in 2004, completing three acquisitions that broadened its geographic reach and gave it additional capabilities in medical malpractice and transportation. This operation, which was started from scratch in 1997, is now one of the largest wholesale brokers in the U.S. **CoverageFirst.com**, our wholesale e-commerce portal, added over 5,400 registered independent agency users in 2004, bringing the total number of agencies in its database to over 14,600. By year end, information and applications or contact information for 17 exclusive niche programs were offered through CoverageFirst. In addition, more than 1,700 requests for coverages outside of those programs came to RPS through the portal's virtual market assistant function, CoveragePro.

Gallagher Benefit Services (GBS), our employee benefits consulting arm, achieved considerable growth both organically and through acquisition in 2004, expanding its capabilities and resources throughout the U.S. By year end, GBS had 47 offices across the country. Going forward, acquisitions will continue to play a major role in its growth plans.

GBS piloted its own version of Insight in 2003 and broadened its availability to clients outside of the pilot program during 2004. Accessed through **gallagherbenefits.com**, GBS Insight delivers secure and personalized information and tools that help its clients' HR staffs effectively manage their human resource and employee benefit programs. By year-end 2004, 171 client users from 93 companies were using GBS Insight and those numbers are expected to grow throughout 2005.

RISK MANAGEMENT SEGMENT

Our Risk Management segment achieved very strong operating results in 2004. Fee revenues grew 16% in 2004 to $370.9 million from $320.7 million in 2003. Pretax earnings jumped 40% to $60.2 million from $42.9 million in the prior year. More than 90% of this segment's revenues are generated by our risk management services arm, Gallagher Bassett (GB). GB, which currently ranks as the world's largest multiline, third-party administrator, according to *Business Insurance* magazine, has offices throughout the U.S., U.K. and Australia, as well as in Canada.

GB's activity in California escalated substantially in 2004 as a result of sweeping workers compensation reforms enacted in that state. To ensure that employees and clients understood and were in compliance with the extensive changes implemented in California, GB conducted numerous classroom and teleconference training programs and distributed several informational mailings to clients. By year-end, GB had also handled approximately 1,900 hurricane-related claims in Florida after four hurricanes devastated that state in the third quarter of 2004.

Risxfacs.com, GB's premier, Web-based risk and insurance information system, added about 2,500 users in 2004 to bring its total number of active users to nearly 10,000. By year end, the site averaged 63,000 visitor sessions and more than 17 million site hits per month.

At the end of 2003, GB announced that it had acquired the remaining interest in its former Australian joint-venture, Wyatt Gallagher Bassett, which achieved significant growth in 2004. This operation has expanded rapidly over the last few years and continues to demonstrate the value of its claims management services to clients throughout Australia and New Zealand. In addition, GB Canada expanded its services in 2004 and is now able to develop and service client workers compensation programs for domestic Canadian clients as well as the Canadian operations of U.S. clients.

An important way to enhance customer service and reduce errors is through proper training. Training has long been a hallmark of Gallagher and our training activities increased across-the-board in 2004. Through a combination of in-house and online programs, our corporate training department in Itasca provided personalized training to 1,250 employees in 2004, a 46% increase from 2003. Many additional classroom, videoconference and online training programs were conducted by our various operating divisions throughout the year. Participation in our college internship program, an intense, two-month program that combines classroom and on-the-job training, grew by more than 20% in 2004. Since the early '60s, Gallagher's summer intern program has played an important role in personnel development. In 2004, we intensified our college recruiting efforts. A record 86 students from across the U.S. participated in the program, which provides us with a tremendous source for future sales and management talent.

We have always held ourselves to a high standard of ethical behavior, and we are committed to improving our company on a fundamental level every year. We're constantly looking for ways to be more efficient, and expense control has always been a part of that effort. In 2004, we made significant progress in that regard, signing a new voice and data services contract and implementing new procurement procedures to reduce our equipment, office supply and travel-related expenses. In June, we welcomed Joseph A. Dutcher to our company as Vice President-Internal Audit. Joe brings with him 28 years of auditing, accounting and financial experience, a background that should make him particularly effective in guiding our audit team through these complex times.

We were very pleased that Gallagher was named to *Forbes* magazine's "Platinum 400" list of America's Best Big Companies in 2004 for the second year in a row. Only companies that generate in excess of $1 billion in revenues are considered, a mark we did not reach until two years ago.

Since our founder, Arthur J. Gallagher, started this firm 77 years ago, four generations of Gallaghers have been involved in this enterprise. Many members of our management team have spent their entire careers with Gallagher. The average tenure of our executive management team is nearly 27 years, and our corporate officers average more than 21 years with the company. We are all committed to serving our clients in an ethical and responsive manner and the shadow that has been cast over our industry in recent months is very troubling to us. But, out of this controversy will arise new opportunities, and we are confident that Gallagher will come out of this stronger than ever.

This is a noble business and we are proud of what we have accomplished. Arthur J. Gallagher & Co. reached $1 billion in revenues in 2002, our 75th year of operation. Two years later, we have already made it halfway to our next billion. Through the diligence and creativity of our outstanding team of professionals, we delivered another strong performance in 2004. And, we intend to continue that tradition for many years to come.

J. Patrick Gallagher, Jr.
PRESIDENT AND CEO

Robert E. Gallagher
CHAIRMAN

20

NUMBER OF YEARS SINCE ROBERT E. GALLAGHER PENNED *THE GALLAGHER WAY*, WHICH SETS FORTH 25 TENETS THAT DEFINE THE COMPANY'S UNIQUE CULTURE



Robert E. Gallagher,
Chairman

2004 Mergers & Acquisitions

Risk Management Partners Ltd.*
Aylesbury, England; Stirling, Scotland

Roberts & Eastland, LLC
Baton Rouge, LA

Persac Insurance Agency
Baton Rouge, LA

R. P. O'Brien & Co., Inc.
White Plains, NY

The Romine Group, Inc.
Austin, TX; Addison, TX

Don Laster Agency, Inc.
Urbandale, IA

B&P International Insurance Brokerage LLC
Melville, NY

Edwin M. Rollins, Inc.
Charlotte, NC

Burch, Marcus, Pool, Krupp, Daniel & Babineaux, Inc.
Lafayette, LA

Specialty Advisory Services, Inc.
Morristown, NJ

Johnsey Insurance Agency, Inc.
Fresno, CA; Visalia, CA

Health Care Insurers, Inc.
Colorado Spring, CO; Tampa, FL

Strategix, Inc.
Oviedo, FL

Sheridan Insurance Group
Friendswood, TX

BenefitPort Northwest
Bellevue, WA; Yakima, WA

I. Arthur Yanoff & Co., Ltd.
Valley Stream, NY; Fort Lauderdale, FL

The Kooper Group, Inc.
New York, NY

I Group, Inc.
Oklahoma City, OK

FPE Insurance Brokers Pty Ltd.
North Sydney, Australia

*Purchased remaining 50% of former joint-venture



Gallagher Bassett's (GB's) responsiveness and customer service have solidified its position as the world's largest multi-line property/casualty third-party administrator. In 2004, GB proved yet again why it is not only the largest of its kind, but also of the highest quality. When four major hurricanes struck Florida in the third quarter of 2004, GB's catastrophe team worked quickly and efficiently to assess damage and process the resulting claims. GB also saw an increase in demand for its services in California after sweeping workers compensation reforms were enacted there.


SONY

GB's Kent Baldwin and Cheryl Fontaine assess Hurricane Ivan's damage to Pensacola Junior College.

1,900

NUMBER OF HURRICANE-RELATED
CLAIMS GB HANDLED IN FLORIDA IN 2004



17 million

AVERAGE SITE HITS PER MONTH
ON RISXFACS.COM AT YEAR END

STRENGTH CAN BE DEFINED IN MANY WAYS—size, effectiveness, energy, intellectual vitality, moral grounding, flexibility, durability. These are also attributes that describe Arthur J. Gallagher & Co. Gallagher has over 8,200 employees in eight countries and strategic partners in more than 100 countries throughout the world; yet, our flat operating structure minimizes bureaucracy and facilitates employee collaboration. Our highly specialized teams have the knowledge and tools needed to respond quickly and effectively to client needs and market changes. In seeking new partners, either individually or through acquisition, we look for bright, energetic professionals who are committed to operating in an ethical manner, and we foster creativity and flexibility at all levels of our organization. Our 77-year track record gives testimony to our durability.

The culture of our company is well-defined and communicated throughout our organization. Our employees understand that our primary objective is to deliver consistent value to our clients and shareholders while growing this company. Through numbers, we can analyze our performance, highlight our strengths, pinpoint and address any areas of concern, and formulate strategies that ensure our future growth.

Gallagher's client services fall within two broad business segments: Brokerage and Risk Management. There are three major operations within the Brokerage Segment. The Brokerage Services Retail Division (BSD) represents our retail property/casualty (P/C) offices throughout the U.S. Specialty Marketing and International (SMI) encompasses our domestic and international P/C wholesale, surplus lines and reinsurance brokerage offices and offshore captive management operations. SMI also manages relationships with our Strategic Alliance Network of independent broker partners throughout the world. Gallagher Benefit Services (GBS) oversees our human resources and employee benefits brokerage and consulting operations. More than 90% of our Risk Management Segment revenues are generated by Gallagher Bassett (GB), our P/C claims and risk management services subsidiary. That segment also includes Gallagher Benefit Administrators, our third-party benefit claims administrator.

The following pages will cover some of the key activities and highlights of 2004 within our various operations.



BROKERAGE SERVICES
RETAIL DIVISION

BSD offers an extensive range of P/C products and services to clients of all sizes. In recent years, the division has pursued a very successful niche strategy that facilitates cross-divisional teamwork. Since the beginning of 2000, BSD has established 23 niche practice groups that provide highly specialized products and services in specific markets or lines of business. These niches offer support to clients throughout the BSD network. By the end of 2004, the niche practice groups were responsible for generating nearly 70% of BSD's brokerage revenues, and their growth has consistently outpaced that of business outside of the niches.

After three years of hard market conditions, rate competition returned to the P/C industry in full force in 2004. To ensure continued revenue growth in a softening market, the division put considerable effort into generating new business, reducing costs and minimizing lost business. Actions taken to reduce costs included retooling and expanding professional standards, as well as providing professional standards training to all employees throughout the division.

During 2004, BSD also developed and introduced Career Launch, a structured two-year training program that incorporates classroom and on-line training and mentoring support. This promising new program is designed to provide internal employees, former college interns, recent graduates and new hires with the skills and confidence they need to build successful careers within Gallagher. A group of 40 BSD associates entered the program in October. Early results have been promising and additional groups are scheduled to begin their training during 2005.

Despite the softening P/C market, interest in alternative market mechanisms remained strong. During 2004, BSD's Gallagher Captive Services team established three new captive programs: one to provide workers compensation coverage to credit unions, another to provide workers compensation to metal finishing companies, and a third to provide workers compensation and general and auto liability coverages to trade and

327%

REVENUE GROWTH OF GALLAGHER'S MARINE GROUP FROM 2002 THROUGH 2004



The Brokerage Services Division's 23 niche practice groups, ranging from fine arts and cyber-risk to higher education and hospitality, offer their clients highly specialized services and facilitate cross divisional teamwork. A great illustration of the success of this strategy is the Marine Group. Formed in 2001, its revenues more than tripled from 2002 to 2004. This niche's focused expertise and dedication enable it to provide high-value services to clients like New Orleans-based Trinity Yachts, LLC, which manufactures and sells custom luxury yachts.

Trinity Yachts, LLC's shipbuilding facility in New Orleans.



Cran Fraser (left), Managing Director of BSD's Marine Group, visits with John Dane, President and CEO of Trinity Yachts, LLC, at the company's manufacturing site.



he Field Museum in Chicago, a valued client, rew over 1.3 million visitors in 2004, making the second most frequented tourist spot in he city.

70%

AMOUNT OF BSD BROKERAGE BUSINESS THAT FALLS WITHIN ITS 23 NICHE PRACTICE GROUPS





AJG Chicago Senior Vice President Lupe Sias (left) works closely with Jim Croft, The Field Museum's Vice President of Finance and Administration, to provide property and liability coverages to the museum.

Gallagher's retail brokerage capabilities are second to none. The extensive expertise and resources available throughout our network enable us to service a wide range of clients. No client is too large, too small, too complex or too simple. As one of the world's premier natural history museums, The Field Museum in Chicago relies on our brokerage division to handle its unique property and liability needs. Our company has been a long-time supporter of The Field Museum, and we are proud of our relationship with such a remarkable institution.

artisan contractors. Captive Services also teamed with Gallagher's Religious Practice Group and others within the division to form a risk retention group that provides risk management and insurance services to churches and religious organizations.

BSD's growth strategy includes seeking strong, profitable merger candidates who share a similar operating culture and expand the division's geographic reach or niche capabilities. BSD completed seven acquisitions in 2004, bringing the division outstanding new talent and additional niche capabilities in areas such as professional liability, marine, energy, construction, transportation and healthcare.

SPECIALTY MARKETING AND INTERNATIONAL

Through its various operations, SMI has increased our company's recognition as a global insurance broker. At the beginning of 2004, Gallagher acquired 100% ownership of U.K.-based Risk Management Partners, Ltd. (RMP), our former joint-venture. This operation provides specialized insurance and risk management products and services exclusively to public entities in the U.K. RMP continued to achieve strong growth in 2004. Formed from scratch in 1994, RMP has rapidly expanded its marketshare and is now one of the largest service providers to U.K. public entities. Risk Placement Services (RPS), SMI's wholesale brokerage and managing general agent subsidiary, completed three acquisitions during 2004, broadening its capabilities in healthcare and transportation, while expanding its existing product offerings. RPS also achieved strong organic growth, despite a softening market environment.

During 2004, Arthur J. Gallagher (UK) recruited several new teams specializing in reinsurance, worldwide liability, marine, construction, political risk, aviation and jewelers block. This operation has grown rapidly in recent years through acquisition and new hires. It offers a full range of insurance and reinsurance products to clients throughout the world. With the addition of these new production sources, the future holds even greater promise for this London

44,623

NUMBER OF NEW CLAIMS PROCESSED
BY WYATT GALLAGHER BASSETT IN 2004



Gallagher has been expanding its international presence since the mid-1970s. By the end of 2004, it employed more than 900 people in seven countries outside the U.S. Gallagher recently purchased the remaining interest in two highly successful international joint-ventures—Australia-based Wyatt Gallagher Bassett in late 2003 and U.K.-based Risk Management Partners in early 2004. In 2004, Wyatt Gallagher Bassett took over the handling of all workers compensation claims for police in the State of Victoria. With over 13,000 employees in 400 workplaces, Victoria Police is a major employer in Australia and a *significant client for our Australian claims management team.*



broker. Additionally, through hiring and through an acquisition, SMI expanded the capabilities of Arthur J. Gallagher Australasia in 2004 to offer retail as well as wholesale and reinsurance brokerage services. SMI, which also acquired a reinsurance broker in New Jersey during 2004, offers clients a full range of treaty, facultative and program reinsurance.

SMI also manages relationships and coordinates activities with Gallagher's global Strategic Alliance Network partners. Through our own offices and our non-owned network of leading independent brokers in over 100 countries, Gallagher provides one of the most comprehensive worldwide sales and service networks in our industry.

GALLAGHER BENEFIT SERVICES

Both acquisitions and organic growth contributed to our employee benefit arm's strong performance in 2004. In addition to the employee benefit firms GBS acquired in 2004, most of the businesses acquired by BSD also offered benefit services. Acquisitions will remain a key component of GBS' growth strategy. In 2003, GBS established eight

Left to right: Ken Latta (Victoria Police Executive Director), Assistant Commissioner Kieran Walshe, Tass Vassiliou (Branch Manager of Wyatt Gallagher Bassett's Victoria Police unit), Commander Luke Cornelius, Robyn Crawford (Manager, Health and Safety Division for Victoria Police) and Jon Winsbury (Wyatt Gallagher Bassett General Manager-Workers Compensation).

29%

RISK MANAGEMENT PARTNERS' REVENUE GROWTH IN 2004





Risk Management Partners, with offices in Scotland and England, is one of the top providers of insurance and risk management products and services to U.K. public entities, including the city of Manchester. In addition to our office locations in eight countries, Gallagher maintains a Strategic Alliance Network of correspondent brokers and consultants in more than 100 countries.



Above (from left): Kaz Janowicz, Managing Director of Risk Management Partners, speaks with Manchester Town Hall Services Manager Jonathan Whittle and RMP Account Director Philip Farrar inside Manchester's impressive Town Hall.
Left: Municipalities have many different types of risk and liability. For example, the City of Manchester proactively established a Clean Team to keep the city's streets clean of debris and the public areas neat and welcoming.

cross-divisional niche practice groups to increase marketshare and facilitate cross-selling with corresponding niches within BSD. GBS intends to expand those niche practice groups and create additional niches as part of this strategy.

GBS has achieved rapid growth over the last decade in its mission to become a full service employee benefit consultant. During 2004, a team of GBS representatives and outside consultants undertook an extensive analysis of our employee benefit operations to clearly define the "value proposition" GBS offers clients. Using this information, the team developed materials and a standardized template that enable all employees to communicate, in a consistent and comprehensive manner, the full range of services and resources GBS offers clients and prospects.

During 2004, GBS developed and introduced a suite of value-added tools to help clients understand their benefit costs, plan for the future, communicate to their employees and research and administer benefits. By automating much of the process, GBS can deliver these tools to mid-sized clients who otherwise could not afford them. Using GBSInsider Healthcare Benchmarking Analysis Reports, clients can compare their specific plan results against cost and utilization benchmarks based on data from millions of U.S. health plan participants. This analysis helps them better understand and manage plan costs in specific problem areas. Through GBS Insight, a proprietary platform accessed via **gallagherbenefits.com**, clients have secure access to personalized information and tools that help their human resource staffs

GreyStar Corporation is a leading provider of maintenance and operations support services to energy companies. Its field operations are located in the Gulf of Mexico, where members of our Houston office traveled for a site visit.



effectively manage HR and employee benefit programs. There are a number of tools available through the platform, including a benefits administration and communication tool that helps clients communicate plan information and complete enrollments electronically. Another tool allows clients to search an extensive information repository on HR, employee benefit, compensation, employment and regulatory issues. For example, using this tool, clients can track state and federal regulatory changes to determine what impact they might have on their benefit plans.

GALLAGHER BASSETT SERVICES

Gallagher Bassett had an outstanding year in 2004, achieving 18% organic revenue growth and maintaining excellent account retention. With its comprehensive proprietary risk management information system, **risxfacs.com**, an extensive network of offices and an unparalleled commitment to quality, Gallagher Bassett is the premier provider of risk and information management services in the P/C industry.

Over the last two years, Gallagher Bassett's captive business grew significantly. While new captive formations slowed in 2004, existing captives continued to attract new members. During the year, Gallagher Bassett provided captive training to 274 adjusters, supervisors and branch managers. Program business also increased substantially during the year. And, by year end, Gallagher Bassett was an approved third-party administrator for 50 insurance companies who outsource their claims functions.

Responsiveness is a hallmark of Gallagher Bassett, and when an astonishing four hurricanes hit Florida and adjacent states in 2004, its catastrophe team sprang to action to assess damages and process claims. By year end, Gallagher Bassett had handled nearly 1,900 hurricane-related claims in Florida alone, with new losses still being reported. Two of its own offices sustained hurricane damage as well. Gallagher Bassett also experienced explosive growth in demand for its services in California during 2004 as a result of sweeping workers compensation reforms enacted in the state. It realigned its office structure in the state to provide more concentrated support to clients, and it launched an extensive training initiative to ensure that both clients and employees understood and were in compliance with the changes.

Risxfacs.com expanded its active users by more than 30% in 2004, ending the year with nearly 10,000. At year end, risxfacs.com was averaging 63,000 visitor

171

NUMBER OF GBS INSIGHT CLIENT USERS AT YEAR-END 2004

Jill Watson (left), Area President of GBS's Houston office, meets with GreyStar Corporation's President, John D. Patton, at the company's headquarters in Houston.





Through merger and internal growth, Gallagher Benefit Services has expanded significantly over the last decade into a full service employee benefit consultant. Our benefits professionals know that, in order to provide the most valuable service to their clients, they need to have a true understanding of their day-to-day operations, which often calls for on-site visits. Some of those visits are more dramatic than others. To host an open enrollment seminar for employees, several members of our Houston office were airlifted from a crew boat onto a GreyStar production facility complex 30 miles offshore of Grande Isle, Louisiana. By conducting site visits such as this, our professionals can establish stronger client relationships and get a clearer sense of their specific needs.

sessions and more than 17 million site hits a month. MountainView Software Corporation, a division of Gallagher Bassett, introduced a revolutionary new claim system for self-administrated programs in 2004. ClaimZone Enterprise Edition® (CZEE) is a do-it-yourself, stand-alone system for professional examiners and self-insured companies who want to manage their own P/C insurance claims. It features 100% Web-based applications, front-to-back claims management software and comprehensive reporting and processing capabilities.

Wyatt Gallagher Bassett, GB's Australian operation, had an exceptional year in 2004. It was appointed by the Federal Government of Australia to manage all claims arising from the collapse of HIH, a major Australian insurer. It was also selected to manage all workers compensation claims for the Victoria Police, one of the State of Victoria's largest employers. By demonstrating the skills of its professionals and the sophistication and range of capabilities available through risxfacs.com, Wyatt Gallagher Bassett continues to expand its network to provide services to clients throughout Australia and New Zealand.

These are just some of our many highlights of 2004. A true measure of our "strength in numbers" is the performance of our outstanding team of professionals throughout the world. Through their talent, determination and creativity, Arthur J. Gallagher & Co. succeeded in delivering another year of responsive service to our valued clients and another strong performance for our shareholders.

$188.5 million

NET EARNINGS IN 2004



Arthur J. Gallagher & Co.

2004 Financial Statements

Index

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis should be read in conjunction with Gallagher's consolidated financial statements and the related notes thereto that are included elsewhere herein.

Gallagher provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional, governmental and personal accounts throughout the United States and abroad. Commission revenue is primarily generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefits market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, tax advantaged and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in eight countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Language Regarding Forward-Looking Statements" on the last page of the 2004 Annual Report.

Insurance Market Overview

During the period from 1986 to 2000, heavy competition for market share among P/C insurance carriers (Carriers) resulted in low premium rates. This "soft market" (i.e., low premium rates) generally resulted in flat or reduced renewal commissions. During this soft market, natural catastrophes and other losses resulted in billions of dollars in underwriting losses to the insurance market. Substantial mergers, both domestically and internationally, resulted in fewer Carriers. Increased property replacement costs and increasingly large litigation awards caused some clients to seek higher levels of insurance coverage. These factors would generally have the effect of generating higher premiums to clients and higher commissions to Gallagher. However, there were opposing factors including favorable equity markets, increased underwriting capital causing heavy competition for market share and improved economies of scale following consolidations, all of which tended to lower premium rates. The net result was that P/C premium rates remained low through 1999. Years of underwriting losses, coupled with the downward turn in equity markets and the decline in interest rates during the three-year period that preceded 2003, significantly reduced many Carriers' capital. In order to restore their capital to adequate levels, many Carriers began to increase premium rates in 2000 and continued to do so well into 2003, particularly after the events described below.

The insurance industry was jolted by the tragic terrorist attacks that occurred on September 11, 2001. The devastation caused by those events resulted in the largest insurance loss ever. Along with this historic loss, larger than anticipated loss experience across most risks, the stock market's steep decline, lower interest rates and diminished risk capacity led to an acceleration of premium rate increases. A higher premium rate environment is referred to as a "hard market" and generally results in increased commission revenues. Fluctuations in premiums charged by Carriers have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Thus, a hard market will generally contribute positively to Gallagher's operating results. Following September 11th, the increased premium rates charged by Carriers had a positive impact on Gallagher's 2002 and 2003 operating results. The magnitude of rate increases began to moderate in 2003 and softening market conditions continued into 2004. A market survey conducted by the Council of Insurance Agents & Brokers indicated that the average premium for commercial accounts declined 5.9% in third quarter 2004 compared to second quarter 2004, with large accounts experiencing the most significant reductions. A similar rate study conducted by the Risk and Insurance Management Society in third quarter 2004 confirmed that price declines were outpacing price gains in every major category except workers compensation. Some of Gallagher's clients are beginning to take advantage of lower premium pricing and are purchasing additional insurance coverage, which partially offsets the impact of rate decreases. Gallagher is unable to predict with a high degree of certainty, future rate and volume movement. However, with the industry apparently in a softer market, the effect of this trend may have a negative impact on Gallagher's brokerage revenues.

In a period of rising insurance costs, there is resistance among certain insureds, who are the buyers of insurance (Gallagher's clients), to pay increased premiums and the higher commissions generated by these premiums. Such resistance often causes some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. As the market softens, or costs decrease, these trends have historically reversed. During the most recent hard market period, some buyers switched to negotiated fee in lieu of commission arrangements with Gallagher for placing their risks. Other buyers moved toward the alternative insurance market, a line of business for Gallagher that includes self-insurance, captives, rent-a-captives and risk retention groups. According to industry estimates, these mechanisms now account for nearly 50% of the total commercial P/C market in the U.S. Gallagher's brokerage units are very active in these areas as well. This could also have a favorable effect on Gallagher's Risk Management Services segment. While these factors tend to reduce commission revenue to Gallagher, Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services will continue to be major factors in Gallagher's fee revenue growth in 2005. Though inflation tends to increase the levels of insured values and risk exposures, premium rates charged by Carriers have had a greater impact on Gallagher's revenues than inflation.

Historically, Gallagher has utilized acquisitions to grow its Brokerage Segment's commission and fee revenues. Acquisitions allow Gallagher to expand into desirable geographic locations and further extend its presence in the retail and wholesale insurance brokerage services industry. Acquisitions also increase the volume of general services currently provided while not substantially changing the nature of the services performed by Gallagher. Gallagher expects that its commission and fee revenues will continue to grow partially from acquisitions. Gallagher is considering and intends to continue to consider from time-to-time, additional acquisitions on terms that it deems advantageous. At this time, Gallagher is engaged in preliminary discussions with several candidates for possible future acquisitions. However, no assurances can be given that any additional acquisitions will be consummated, or, if consummated, will be advantageous to Gallagher.

Contingent Commissions and Other Industry Developments

The insurance industry has recently come under a significant level of scrutiny by various regulatory bodies, including state Attorneys General and the departments of insurance for various states, with respect to contingent compensation arrangements. The Attorney General of the State of New York (the New York AG) has issued subpoenas to various insurance brokerages and Carriers beginning in April 2004. The investigation by the New York AG has, among other things, led to its filing a complaint on October 14, 2004 against Marsh & McLennan Companies, Inc. and its subsidiary, Marsh Inc. (collectively, Marsh) stating claims for, among other things, fraud and violations of New York State antitrust and securities laws. In light of these allegations, Marsh announced on October 15, 2004 that it was suspending its use of contingent commission agreements. On October 26, 2004, Marsh announced that it would permanently eliminate the practice of receiving any form of contingent compensation from Carriers. Within the week following Marsh's initial announcement, two other large insurance brokerage companies, Willis Group and Aon Corporation, each announced that it would discontinue contingent commission agreements and unwind such arrangements by the end of 2004. On October 26, 2004, Gallagher announced that it will not enter into any new volume-based or profit-based contingent commission agreements as a retail broker effective January 1, 2005. Accordingly, it is expected that Gallagher's future contingent commission revenues could be substantially reduced. The New York AG's investigation is continuing, and various press accounts have indicated that the New York AG has served additional subpoenas to certain of the parties initially served, as well as to other insurance industry participants. In connection with its investigation of the insurance industry, the New York AG has brought criminal charges against company executives at various brokers and Carriers. Although the New York AG's October 14, 2004 complaint against Marsh focused primarily upon arrangements with P/C Carriers, subpoenas have been served on a number of group life and disability and traditional health Carriers, as well as the insurance brokerage companies who assist in the placement of such types of insurance. At the press conference announcing its complaint against Marsh, the New York AG indicated that its investigation would look across various lines of insurance.

In first quarter 2004, the New York State Department of Insurance (the Department) commenced an investigation and issued requests to various brokers and Carriers for information, including one of Gallagher's New York brokerage subsidiaries, concerning such arrangements. Fourteen other state attorneys general and other state departments of insurance, including the Attorney General of the State of Illinois and the Illinois Department of Insurance, have also issued subpoenas to Gallagher or initiated investigations relating to Gallagher concerning contingent commissions and other business practices. On December 2, 2004, Gallagher Bassett Services, a third party administrator and a wholly-owned subsidiary of Gallagher, received a subpoena from the New York AG requesting information in connection with an investigation it is conducting. The subpoena did not seek information concerning Gallagher's insurance brokerage operations. Gallagher is fully cooperating with each of these investigations. In addition, the departments of insurance for various states have proposed new regulations, and other state insurance departments have indicated that they will propose new regulations, that address contingent commission arrangements, including prohibitions involving the payment of money by Carriers in return for steering business and enhanced disclosure of contingent commission arrangements to insureds. On December 29, 2004, the National Association of Insurance Commissioners announced that it has proposed model legislation to implement new disclosure requirements related to broker compensation arrangements.

In response to these industry developments, Gallagher retained independent counsel to perform an internal review of certain of its business practices. Such independent counsel has completed its internal review and has found no evidence that Gallagher had engaged in any price fixing or bid rigging of the type alleged in the New York Attorney General's October 14, 2004 complaint against Marsh, nor has it engaged in any improper tying arrangements.

Gallagher is also a defendant in eight lawsuits brought by private litigants which relate to these practices. Gallagher cannot predict the outcome of these investigations, regulatory proceedings, and lawsuits, nor their effect upon Gallagher's business or financial condition.

Gallagher's contingent commissions were $39.5 million, $32.6 million and $25.2 million in 2004, 2003 and 2002, respectively. The following table summarizes Gallagher's contingent commissions for the year ended December 31, 2004. Expenses directly associated with these agreements are not specifically identified, but are minimal.

	Year Ended December 31, 2004		
		Approximate Number of	
Contingent Commission Revenue From	Revenues	Agreements	Carriers
	(in millions)		
Local contingent commission contracts and programs	$ 22.7	535	160
Local managing general agent, managing general underwriter and program administration contracts	5.7	35	25
National contingent commission contracts	11.1	20	12
Total contingent commission revenue	$ 39.5	590	197

The amount of contingent commission revenue in 2004, 2003 and 2002 in which Gallagher participated as a retail broker and which involved volume-based or profit-based contingent commission agreements, aggregated to $33.8 million, $29.3 million and $22.9 million, respectively. The loss of revenues from these agreements beginning on January 1, 2005 could have a material adverse effect on Gallagher's results of operations for 2005.

Critical Accounting Policies

Gallagher's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Gallagher believes the following significant accounting policies may involve a higher degree of judgment and complexity. See Note 1 to the consolidated financial statements for other significant accounting policies.

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers, are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carrier. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance carrier. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues generated from the Brokerage segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management segment relate to third party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. These fee revenues are recognized ratably as the services are rendered. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

Premiums and fees receivable in the consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Fair Value of Investments

For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment's carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different.

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should economic and other conditions change.

Intangible Assets

Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization in the accompanying consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. No such indicators were noted in 2003 and 2002. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Business Combinations

See Note 4 to the consolidated financial statements for a discussion on the 2004 business combinations.

Results of Operations

In the discussion that follows regarding Gallagher's results of operations, Gallagher provides organic growth percentages with respect to its commission and fee revenues. This information may be considered a "non-GAAP financial measure" because it is derived from Gallagher's consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with GAAP. Rules and regulations of the Securities and Exchange Commission (SEC) require supplemental explanations and reconciliations of all "non-GAAP financial measures." When Gallagher refers to organic growth percentages with respect to its commission and fee revenues in its discussion of results of operations, Gallagher excludes the first twelve months of net commission and fee revenues generated from the acquisitions in each year presented. These acquisition-related commissions and fees are excluded from organic revenues in order to determine the revenue growth that is associated with the operations that were part of Gallagher in the prior year. Management has historically utilized organic revenue growth as an important indicator when assessing and evaluating the performance of its Brokerage and Risk Management segments. Management also believes that the use of this measure allows financial statement users to measure, analyze and compare the growth from its Brokerage and Risk Management segments in a meaningful and consistent manner. A reconciliation of organic revenue growth percentages to the reported revenue growth percentages for the Brokerage and Risk Management segments is presented in the paragraphs immediately following each table in which such percentages are presented.

Brokerage

The Brokerage segment comprises three operating divisions: the Brokerage Services-Retail Division (BSD), Specialty Marketing and International (SMI) and Gallagher Benefit Services (GBS). The Brokerage segment, for commission or fee compensation, places commercial P/C and employee benefit-related insurance on behalf of its customers. Financial information relating to Gallagher's Brokerage segment is as follows (in millions):

	2004	Percent Change	2003	Percent Change	2002
Commissions	$ 801.9	7%	$ 746.2	13%	$ 662.9
Fees	152.4	12%	135.5	24%	109.0
Investment income - fiduciary	13.4	79%	7.5	(20%)	9.4
Gross revenues	967.7	9%	889.2	14%	781.3
Less brokerage	(41.3)	1%	(40.7)	(1%)	(41.1)
Total revenues	926.4	9%	848.5	15%	740.2
Compensation	532.8	11%	482.1	14%	424.0
Operating	177.5	3%	172.2	15%	150.0
Depreciation	12.9	7%	12.1	11%	10.9
Amortization	18.1	85%	9.8	48%	6.6
Total expenses	741.3	10%	676.2	14%	591.5
Earnings before income taxes	185.1	7%	172.3	16%	148.7
Provision for income taxes	36.9	(12%)	42.1	(6%)	44.6
Net earnings	$ 148.2	14%	$ 130.2	25%	$ 104.1
Growth - revenues	9%		15%		28%
Organic growth in commissions and fees	2%		10%		17%
Growth - pretax earnings	7%		16%		27%
Compensation expense ratio	55%		54%		54%
Other operating expense ratio	18%		19%		19%
Pretax profit margin	19%		19%		19%
Effective tax rate	20%		24%		30%
Identifiable assets at December 31	$ 2,354.5		$ 2,042.9		$ 1,755.2

The increase in commissions for 2004 compared to 2003 was principally due to new business production, renewal rate increases and an increase in contingent commissions, all of which aggregated to $174.0 million and were offset by lost business of $118.0 million. The increase in fees for 2004 compared to 2003 resulted from new business production and renewal rate increases of approximately $35.0 million, which were offset by lost business of $18.0 million. Also contributing to the increase in commissions and fees in 2004 were revenues associated with the acquisitions that were made in the last 12 months. The increase in commissions for 2003 compared to 2002 was principally due to new business production, renewal rate increases and an increase in contingent commissions, all of which aggregated to $197.0 million and were offset by lost business of $114.0 million. The increase in fees for 2003 compared to 2002 resulted from new business production and renewal rate increases of approximately $39.0 million, which were offset by lost business of $13.0 million. Also contributing to the increase in commissions and fees in 2003 were revenues associated with the acquisitions that were made in the last 12 months. The organic growth in commission and fee revenues was 2% in 2004, 10% in 2003 and 17% in 2002. The following acquisition-related commission and fee revenues were excluded in deriving the organic growth percentages: $55.1 million in 2004, $34.8 million in 2003 and $69.5 million in 2002.

Investment income - fiduciary, which represents interest income earned on cash and restricted funds, increased in 2004 as rates of return have increased and the amount of invested cash has continued to grow. The investment income earned on these funds decreased in 2003 compared to 2002 primarily due to reductions in short-term interest rates. While the amount of invested cash and rates of return have increased, rates of return are still at historically low levels.

The increase in compensation expense in 2004 compared to 2003 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher's overall operating results ($30.8 million in the aggregate), an increase in employee benefit expenses ($5.6 million), the adverse impact of foreign currency translation ($5.5 million), one-time compensation related restructuring charges related to Gallagher's London operations ($3.4 million), the expensing of stock-based compensation in 2004 ($3.2 million) which began prospectively in 2003 and an increase in the amortization of deferred compensation and restricted stock ($2.2 million). The increase in employee headcount in 2004 primarily relates to the addition of employees associated with the acquisitions that were made in the last 12 months. Compensation as a percentage of commission and fee revenues was 55% in 2004 and 54% in 2003 and 2002. The increase in compensation expense in 2003 compared to 2002 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher's overall operating results, a corresponding increase in employee benefit expenses, increases in pension and medical insurance costs, the expensing of stock-based compensation in 2003 and the adverse impact of foreign currency translation. The increase in employee headcount in 2003 primarily relates to the addition of employees associated with the acquisitions that were made in the last 12 months and the full year effect of additional employees hired throughout 2002 as part of an initiative by Gallagher to grow revenues through targeted strategic hiring.

The increases in other operating expenses in 2004 compared to 2003 were due primarily to an increase in fees for professional services ($8.0 million), costs associated with leased office space and office expansion ($5.1 million), increases in travel and entertainment costs primarily related to new business development from new producers ($2.8 million) and expenses associated with the acquisitions that were made in the last 12 months. These increases were offset by a reduction in business insurance costs ($4.2 million), a net year-over-year foreign exchange gain ($2.3 million) and a decrease in minority interest expense ($1.8 million). The decrease in minority interest expense was due to the acquisition of the remaining 50% ownership interest in Risk Management Partners Ltd. in first quarter 2004. Included in fees for professional services in 2004 were $4.1 million for external costs to implement Sarbanes-Oxley 404 requirements and $1.7 million related to the subpoenas received from state attorneys general and investigations by governmental authorities as well as the internal review that was conducted by independent counsel and consulting fees related to sourcing and other cost containment initiatives. The increases in other operating expenses in 2003 compared to 2002 were due primarily to an increase in fees for professional services, costs associated with leased office space and office expansion, business insurance costs and expenses associated with the acquisitions that were made in 2003. Also contributing were increases in travel and entertainment costs primarily related to new business development by new producers.

The increases in depreciation expense in 2004 compared to 2003 and 2003 compared to 2002 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves made during 2004 and 2003, respectively. Also contributing to the increases in 2004 and 2003 was the depreciation expense associated with the acquisitions completed during the respective and preceding years.

The increases in amortization in 2004 compared to 2003 and 2003 compared to 2002 were due primarily to amortization expense of intangible assets associated with acquisitions completed in 2004, 2003 and 2002. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements). Also contributing to the increase in amortization expense was the $1.8 million write-off of amortizable assets in 2004 related to one of Gallagher's 2001 acquisitions.

See the Results of Operations for the Financial Services segment for a discussion on changes in the overall effective income tax rate in 2004 compared to 2003 and 2003 compared to 2002.

Risk Management

The Risk Management segment provides P/C and health claim third-party administration, loss control and risk management consulting and insurance property appraisals. Third-party administration is principally the management and processing of claims for self-insurance programs of Gallagher's clients or clients of other brokers. Approximately 90% of this segment's total revenues relate to the P/C operations. Financial information relating to Gallagher's Risk Management segment is as follows (in millions):

	2004	Percent Change	2003	Percent Change	2002
Fees	$ 370.9	16%	$ 320.7	14%	$ 280.4
Investment income - fiduciary	1.7	70%	1.0	25%	0.8
Total revenues	372.6	16%	321.7	14%	281.2
Compensation	202.6	13%	178.7	12%	159.9
Operating	100.0	10%	90.6	13%	80.4
Depreciation	9.4	0%	9.4	1%	9.3
Amortization	0.4	NMF	0.1	NMF	-
Total expenses	312.4	12%	278.8	12%	249.6
Earnings before income taxes	60.2	40%	42.9	36%	31.6
Provision for income taxes	12.1	16%	10.4	11%	9.4
Net earnings	$ 48.1	48%	$ 32.5	46%	$ 22.2
Growth - revenues	16%		14%		6%
Organic growth in fees	16%		14%		6%
Growth - pretax earnings	40%		36%		1%
Compensation expense ratio	55%		56%		57%
Other operating expense ratio	27%		28%		29%
Pretax profit margin	16%		13%		11%
Effective tax rate	20%		24%		30%
Identifiable assets at December 31	$ 235.8		$ 201.8		$ 73.6

The increase in fees for 2004 compared to 2003 and 2003 compared to 2002 was due primarily to new business production, renewal rate increases and highly favorable retention rates on existing business, all of which aggregated to $72.0 million in 2004 and $68.0 million in 2003 and was offset by lost business of $25.0 million in 2004 and $28.0 million in 2003. Also, included in 2004 fees are $2.7 million of one-time revenues related to two client projects that were completed in fourth quarter 2004. The organic growth in fee revenues was 16% in 2004, 14% in 2003 and 6% in 2002. Historically, the Risk Management segment has made few acquisitions, which have not been material to this segment's operations. Thus, there typically is no material difference between reported revenues and organic revenues for this segment.

Investment income - fiduciary, which represents interest income earned on Gallagher's cash and cash equivalents, was relatively unchanged in 2004, 2003 and 2002. While the amount of invested cash and rates of return have increased, rates of return are still at historically low levels.

The increase in compensation expense in 2004 compared to 2003 was due to an increase in the average number of employees and increases in incentive compensation linked to Gallagher's overall operating results ($19.6 million in the aggregate), an increase in employee benefit expenses ($2.1 million), the adverse impact of foreign currency translation ($1.7 million), and the expensing of stock-based compensation in 2004 ($0.5 million). The increase in compensation expense in 2003 compared to 2002 was due to an increase in the average number of employees, salary increases, a corresponding increase in employee benefit expenses, an increase in the use of temporary staffing, and increases in pension and medical insurance costs in 2003. The increase in employee headcount relates to the hiring of additional claims staff to support new business generated.

The increase in other operating expenses in 2004 compared to 2003 was due primarily to increases in business insurance costs ($3.5 million), rent and utility costs associated with leased office space and office expansion ($2.2 million), fees for professional services ($1.1 million), and increases in travel and entertainment costs ($1.2 million). The increases in other operating expenses in 2003 compared to 2002 were due primarily to an increase in fees for professional services, costs associated with leased office space and office expansion and business insurance costs.

Depreciation expense was relatively unchanged in 2004 compared to 2003 and 2003 compared to 2002. Changes in depreciation expense from year-to-year are due primarily to the timing of purchases of furniture, equipment and leasehold improvements related to office expansions and moves.

The increase in amortization in 2004 compared to 2003 was due to amortization expense of intangible assets associated with an acquisition that was completed in fourth quarter 2003. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements).

See the Results of Operations for the Financial Services segment for a discussion on changes in the overall effective income tax rate in 2004 compared to 2003 and 2003 compared to 2002.

The increase in identifiable assets in 2003 compared to 2002 is primarily due to the inclusion of client claim funds held by Gallagher Bassett (GB) in a fiduciary capacity in Gallagher's December 31, 2004 and 2003 consolidated balance sheet. These funds relate to GB's third-party administration business, which were not previously reported in Gallagher's December 31, 2002 consolidated balance sheet. GB does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Financial Services

The Financial Services segment is responsible for managing Gallagher's investment portfolio. See Note 3 to the consolidated financial statements for a summary of Gallagher's investments as of December 31, 2004 and 2003 and a detailed discussion on the nature of the investments held. Financial information relating to Gallagher's Financial Services segment is as follows (in millions):

	2004	Percent Change	2003	Percent Change	2002
Investment income:					
Trading securities	$ 0.3	(96%)	$ 7.0	52%	$ 4.6
Asset Alliance Corporation (AAC) related investments	3.6	(29%)	5.1	19%	4.3
Low income housing investments	2.3	130%	1.0	(63%)	2.7
Alternative energy investments	45.4	10%	41.3	13%	36.5
Real estate, venture capital and other investments	0.7	240%	(0.5)	(150%)	(0.2)
Consolidated investments	52.0	233%	15.6	59%	9.8
Impact of FIN 46 from consolidated investments	69.9	51%	46.4	NMF	-
Other	(1.0)	(145%)	2.2	(31%)	3.2
Total investment income	173.2	47%	118.1	94%	60.9
Investment gains (losses)	8.1	133%	(24.5)	(11%)	(22.0)
Total revenues	181.3	94%	93.6	141%	38.9
Investment expenses	101.9	90%	53.7	189%	18.6
Impact of FIN 46 on investment expenses	67.2	52%	44.1	NMF	-
Interest	9.5	19%	8.0	(16%)	9.5
Depreciation	9.8	32%	7.4	32%	5.6
Impact of FIN 46 on depreciation	2.7	17%	2.3	NMF	-
Total expenses	191.1	65%	115.5	243%	33.7
Earnings (loss) before income taxes	(9.8)	55%	(21.9)	NMF	5.2
Provision (benefit) for income taxes	(2.0)	63%	(5.4)	NMF	1.6
Net earnings (loss)	$ (7.8)	53%	$ (16.5)	NMF	$ 3.6
Identifiable assets at December 31	$ 647.6		$ 656.9		$ 634.8

Investment income from trading securities decreased in 2004 compared to 2003 due to the liquidation of the trading securities portfolio for cash during the latter part of 2003 and first quarter 2004. Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on trading securities. Prior to September 30, 2002, this portfolio was accounted for as available for sale, with the unrealized gains and losses recorded in stockholder's equity. The increase in 2003 was primarily due to a rebound in the equity markets from the depressed levels in 2002.

Investment income from AAC related investments primarily represents income associated with Gallagher's debt, preferred stock and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. The decrease in AAC related income in 2004 compared to 2003 was due to a moderate decline in AAC's operational results in 2004 and to a reduction in the amount invested by Gallagher in AAC debt and preferred stock. The increase in 2003 compared to 2002 was primarily the result of an increase in AAC's operational results in 2003 and dividends received from AAC's preferred stock.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher's equity investment in a LIH Developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments. The increase in LIH income in 2004 compared to 2003 was due to the timing of project sale transactions of the LIH developer that generated equity income to Gallagher in 2004 offset by a decrease in bridge loans and the related interest income in 2004. The decrease in 2003 compared to 2002 was due to a reduction in project sale transactions of the LIH developer in 2003.

Investment income from alternative energy investments relates to installment gains from several sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities that occurred in the latter part of 2001, first quarter 2002 and second and third quarters 2004. The increase in installment gains in both 2004 and 2003 was a direct result of higher Syn/Coal production at the facilities.

Income (losses) from real estate, venture capital and other investments principally relates to Gallagher's portion of the earnings (losses) of these entities accounted for using equity method accounting. The increase in income from these investments in 2004 compared to 2003 is primarily a result of writing off investments in 2003 and 2002 that were generating losses.

Investment income from consolidated investments includes income related to the Florida Community Development, Gallagher's home office building, the airplane leasing company and two Syn/Coal facilities. Investment income related to the Florida Community Development in 2004, 2003 and 2002 was $10.1 million, $5.0 million and $2.2 million, respectively, and primarily relates to sales of lots at the development. Total expenses, including interest and depreciation expenses, relating to this income were $12.6 million, $6.1 million and $2.6 million in 2004, 2003 and 2002, respectively. Rental income of the home office building was $6.6 million, $6.8 million and $7.2 million in 2004, 2003 and 2002, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $6.6 million, $6.6 million and $7.5 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, rental income of the airplane leasing company was $3.4 million, $3.2 million and $1.9 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $4.9 million, $5.0 million and $3.4 million, respectively. In 2004 and 2003, income from the Syn/Coal facilities were $31.9 million and $1.0 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $61.2 million and $15.9 million in 2004 and 2003, respectively. There was no income or expense from the Syn/Coal operations in 2002. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004, which resulted in the 2004 increases in Syn/Coal related income and expenses.

Investment income from consolidated investments for 2004 and 2003 was also impacted by the adoption of FIN 46. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to July 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized both investment income and expenses of $69.9 million and $46.4 million in 2004 and 2003, related to the consolidation of the Syn/Coal partnership. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

Investment gains (losses) primarily include realized gains and losses that occurred in the respective years related to write-downs, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2004, Gallagher recognized a net $8.1 million investment gain related to assets written-off or losses incurred in 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously written-off and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas Project. During 2003, Gallagher incurred $29.1 million of investment losses and generated $4.6 million of investment gains, for a net loss of $24.5 million. Substantially all of these losses ($25.7 million) related to write-downs and dispositions when Gallagher decided to withdraw virtually all continued support for its venture capital investments in first quarter 2003, except to the limited extent needed to realize value from the remaining assets. Without Gallagher's support at that time, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher's investments were determined to be other-than-temporarily impaired. During 2002, Gallagher recognized a net loss of $28.8 million related to write-downs of loans and equity holdings from its venture capital investments due to a decline in the equity markets and generally poor economic conditions during 2002. Substantially all of these write-downs were recognized in third quarter 2002 when the equity markets were at their lows for the year. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment and recognized a $3.0 million loss in 2002 through equity method accounting for AAC's write-down of its investment in Beacon Hill Asset Management LLC. These 2002 losses were partially offset by an $11.8 million gain related to the sale of a portion of Gallagher's equity position in AAC to an international financial institution that was completed in second quarter 2002. Gallagher also recognized one-time gains in 2002 of $2.0 million related to guarantee fee income and $2.5 million related to the disposition of a branch operation. In addition, in 2002, Gallagher incurred $3.0 million of losses for other-than-temporary impairments related to its directly managed securities portfolio that prior to September 2002 were classified as available for sale. The other-than-temporary impairments resulted from a sharp decline in the equity markets during 2002.

Investment expenses include operating expenses of the alternative energy investments, expenses of the real estate partnerships and airplane leasing company and expenses related to compensation, professional fees and overhead expenses such as rent and utilities. The increase in investment expenses for 2004 compared to 2003 and 2003 compared to 2002 was primarily due to increases in direct operating expenses of the alternative energy investments ($46.0 million in 2004 and $14.4 million in 2003) and to increases in expenses of the Florida Community Development related to the sales of lots at the development ($6.5 million in 2004 and $3.5 million in 2003). Also contributing to the increase in 2003 investment expenses were increases in management incentive compensation associated with investment results ($5.9 million).

Investment and depreciation expenses for 2004 and 2003 increased significantly due to the adoption of FIN 46 and the related consolidation of the Syn/Coal partnerships.

The increase in interest expense in 2004 compared to 2003 is due to the additional debt in 2004 related to a Biogas project and one Syn/Coal facility. The decrease in interest expense in 2003 compared to 2002 was due to reductions in the amount of corporate related borrowings and to reductions in short-term interest rates in 2003 compared to 2002.

Gallagher's overall effective income tax rate reflects the tax credits generated by investments in limited partnerships that operate alternative energy projects (IRC Section 29) and low income housing, which are partially offset by state and foreign taxes. The increase in production from the Syn/Coal facilities in each of 2004, 2003 and 2002 resulted in effective tax rates in 2004 of 20%, 2003 of 24% and 2002 of 30%, which are below the statutory rates. Assuming no negative developments occur with respect to the availability of Syn/Coal Credits, Gallagher expects that tax credits will keep the effective tax rate in the lower 20% range for 2005.

IRC Section 29 tax credits expire on December 31, 2007 and, if the law is not extended, Gallagher's effective tax rate in 2008 will likely adjust upward to approximately 35% to 40%. In addition, through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the IRS. The "Market Wellhead Prices" of domestic crude and the "Phase-out Prices" as determined by the IRS for the last four years are as follows:

Calendar Year	Market Wellhead Price (1)	Phase-out Price (2) Starts At	Phase-out Price (2) Fully Phased Out At
2000	$ 26.73	$ 48.07	$ 60.34
2001	21.86	49.15	61.70
2002	22.51	49.75	62.45
2003	27.56	50.14	62.94
2004 (estimated based on first 10 months 2004)	36.16 (3)	51.70	64.90

(1) Market Wellhead Price is the IRS' estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation by the United States. The IRS historically estimates this price based on the monthly average wellhead price of domestic crude oil as published by the Department of Energy as Domestic First Purchase Prices. This Market Wellhead Price has historically been approximately $3.50 to $4.00 below the commonly reported crude oil price of futures contracts traded on the New York Mercantile Exchange.

(2) Phase-out Prices for 2000 to 2003 as established by the IRS. These Phase-out Prices are based on an inflation adjustment factor. This factor represents the change since calendar year 1979 of the first revision of the implicit price deflator for the gross national product of the United States as computed and published by the U.S. Department of Commerce. The IRS will not publish the Phase-out Prices for calendar year 2004 until April or May 2005. The 2004 Phase-out Prices represent management's best estimate using the latest public information available. There can be no assurance that management's estimated Phase-out Prices will approximate what the IRS ultimately publishes.

(3) This amount represents an estimated, ten-month average of Market Wellhead Prices. The table below shows the published prices through October 2004 (latest Department of Energy data available). November and December prices have been estimated by management. There can be no assurance that management's estimate will approximate what is ultimately published by the Department of Energy or the IRS. The 2004 monthly rates are as follows:

January	$ 30.35	April	$ 33.23	July	$ 36.53	October	$ 46.26
February	31.21	May	36.07	August	40.10	November	44.06
March	32.86	June	34.53	September	40.63	December	38.74

As indicated in the above table, oil prices fluctuated dramatically in 2004. Because oil prices are substantially below the 2004 estimated Phase-out Price, there will be no phase-out for 2004. To trigger the start of a phase-out in 2005, management estimates that the Market Wellhead Price would need to average over $52 for the entire calendar year and over $65 to fully phase-out for 2005. As of January 10, 2005, the commonly reported price of crude oil (which has historically been about $3.50 to $4.00 above the Wellhead Price) was $45.33 There can be no assurance that future oil prices will remain under future phase-out levels. Should Gallagher or its partners anticipate that oil prices may reach the range of Phase-out Prices in 2005, some or all of Gallagher's IRC Section 29 operations could be curtailed.

The following table illustrates the impact on net earnings and net earnings per share as if Gallagher had curtailed all IRC Section 29-related operations as of January 1, 2002 for the years ended December 31, 2004, 2003 and 2002. This illustration is prepared for comparative purposes only and does not purport to be indicative of past or future operating results.

	Year Ended December 31,		
	2004	2003	2002
Pretax earnings as reported	$ 235.5	$ 193.3	$ 185.5
Pro forma pretax adjustment for IRC Section 29 operations	(6.5)	(11.9)	(18.2)
Pro forma pretax earnings	229.0	181.4	167.3
Pro forma income tax provision assuming a 37.5% effective rate	85.9	68.0	62.7
Pro forma net earnings	$ 143.1	$ 113.4	$ 104.6
Diluted net earnings per share - pro forma	$ 1.51	$ 1.22	$ 1.14

Financial Condition and Liquidity

Cash Provided by Operations - Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations. The insurance brokerage industry is not capital intensive. Historically, Gallagher's capital requirements have primarily included dividend payments on its common stock, repurchases of its common stock, funding of its investments, acquisitions of brokerage and risk management operations and capital expenditures. The capital used to fund Gallagher's investment portfolio was primarily generated from the excess cash provided by its operations and tax savings generated from tax advantaged investments. During 2003, Gallagher decided to withdraw virtually all continued support for its venture capital investments and to liquidate its trading securities portfolio. As a result, the capital requirements for funding Gallagher's investments have decreased dramatically and the net cash flow related to investment activities in 2004 has been cash flow positive and it should continue to be cash flow positive in the future.

Gallagher's ability to meet its future cash requirements related to the payments of dividends on its common stock and the repurchases of its common stock substantially depends upon its ability to generate positive cash flows from its operating activities. Cash provided by operating activities was $277.2 million, $229.0 million and $149.7 million for 2004, 2003 and 2002, respectively. The increase in cash provided by operating activities in 2004 compared to 2003 and 2003 compared to 2002 is primarily due to the increase in net earnings. In addition, the liquidation of the majority of the trading securities portfolio during 2003 contributed to the increase in cash provided by operating activities in 2003. Gallagher's cash flows from operating activities are primarily derived from its net earnings, as adjusted for realized gains and losses and its noncash expenses, which include depreciation, amortization, deferred compensation, restricted stock and stock-based compensation expenses. When assessing the overall liquidity of Gallagher, the focus should be on net earnings, adjusted for noncash items, in the statement of earnings and cash provided by operating activities in the statement of cash flows as indicators of trends in liquidity. From a balance sheet perspective, the focus should not be on premium and fees receivables, premium payables or restricted cash for trends in liquidity. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows provided by operations will vary substantially from quarter-to-quarter and year-to-year related to these items. In addition, funds restricted as to Gallagher's use, primarily premiums held as fiduciary funds, are presented in Gallagher's consolidated balance sheet as "Restricted cash" and have not been included in determining Gallagher's overall liquidity. In order to consider these items in assessing trends in liquidity for Gallagher, they should be looked at in a combined manner, because changes in these balances are interrelated and are based on the timing of premium movement. In assessing the overall liquidity of Gallagher from a balance sheet perspective, it should be noted that at December 31, 2004, Gallagher had no Corporate related borrowings outstanding, a cash and cash equivalent balance of $224.6 million and tangible net worth of $386.8 million. Gallagher has a $250.0 million unsecured revolving credit agreement (Credit Agreement) it borrows under from time-to-time to supplement operating cash flows. Due to outstanding letters of credit, only $211.9 million remained available for potential borrowings at January 19, 2005. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2004.

Gallagher's net earnings have increased every year since 1991. Gallagher expects this favorable trend to continue in the foreseeable future because it intends to expand its business through organic growth from existing operations and growth through acquisitions. Acquisitions allow Gallagher to expand into desirable businesses and geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. However, management has no plans to substantially change the nature of the services performed by Gallagher. Gallagher believes that it has the ability to adequately fund future acquisitions through the use of cash and/or its common stock.

Another source of liquidity to Gallagher is the issuance of its common stock related to its stock option and employee stock purchase plans. Gallagher has four stock option plans for directors, officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant and generally become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. In addition, Gallagher has an employee stock purchase plan under which it allows Gallagher's employees to purchase its common stock at 85% of its fair market value. Proceeds from the issuance of its common stock related to these plans have contributed favorably to net cash provided by financing activities and Gallagher believes this favorable trend will continue in the foreseeable future.

Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its Credit Agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives would include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, Gallagher has historically been profitable and cash flows from operations and short-term borrowings under its Credit Agreement have been sufficient to fund Gallagher's operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the foreseeable future.

Dividends - In 2004 Gallagher declared $91.8 million in cash dividends on its common stock, or $1.00 per common share. Gallagher's dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher's available cash from earnings and its anticipated cash needs. On January 14, 2005, Gallagher paid a fourth quarter dividend of $.25 per common share to shareholders of record at December 31, 2004, a 39% increase over the fourth quarter dividend per share in 2003. On January 19, 2005, Gallagher announced an increase in its quarterly dividend for the first quarter of 2005 from $.25 to $.28 per common share, a 12% increase over 2004. If each quarterly dividend in 2005 is $.28 per common share, this increase in the dividend will result in an annualized increase in the net cash used by financing activities in 2005 of approximately $12.0 million.

Capital Expenditures - Net capital expenditures were $29.0 million, $25.3 million and $45.4 million for 2004, 2003 and 2002, respectively. These amounts include net capital expenditures of the two previously discussed real estate partnerships of $4.7 million in 2004, $5.8 million in 2003 and $11.5 million in 2002, the majority of which are related to the Florida Community Development. Capital expenditures by Gallagher are related primarily to office relocations and expansions and updating computer systems and equipment. In 2005, exclusive of the net capital expenditures related to those two real estate partnerships, Gallagher expects total expenditures for capital improvements to be approximately $28.0 million.

Common Stock Repurchases - Gallagher has a common stock repurchase plan that has been approved by the Board of Directors. Under the plan, Gallagher repurchased 1.8 million shares at a cost of $56.2 million, 2.9 million shares at a cost of $80.8 million and 0.5 million shares at a cost of $11.7 million in 2004, 2003 and 2002, respectively. The reduction in shares repurchased in 2004 as compared to 2003 is due to increased cash used for acquisitions in 2004. Repurchased shares are held for reissuance in connection with its equity compensation and stock option plans. Under the provisions of the repurchase plan, as of December 31, 2004, Gallagher was authorized to repurchase approximately 3.8 million additional shares. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

Acquisitions – Cash paid for acquisitions, net of cash acquired was $112.8 million, $28.7 million and $5.4 million in 2004, 2003 and 2002, respectively. Prior to July 2001, substantially all acquisitions completed by Gallagher were paid for with stock consideration and were accounted for using pooling of interests accounting. Beginning in July 2001, Gallagher began accounting for acquisitions using purchase accounting, which provides the flexibility to use cash consideration in acquisitions. While stock is Gallagher's preferred "currency" for acquisitions, there were several acquisitions in 2004 where cash in lieu of stock was used in order to complete the transactions. The increased use of cash for acquisitions correlates with the reduction in common stock repurchases in 2004.

Contractual Obligations and Commitments

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as funding commitments and financial guarantees. See Notes 3, 7 and 16 to the consolidated financial statements for additional discussion of these obligations and commitments. Gallagher's future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to its Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2004 are as follows (in millions):

	Payments Due by Period						
Contractual Obligations	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Total**
Credit Agreement	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Investment related borrowings:							
Florida Community Development debt	34.8	0.1	0.1	-	-	12.4	47.4
Home office mortgage loan	0.9	0.9	1.1	74.1	-	-	77.0
Airplane leasing company debt	2.6	29.9	-	-	-	-	32.5
Biogas project loan	0.2	0.2	0.2	0.2	0.2	13.0	14.0
Syn/Coal facility purchase note	2.8	3.3	3.5	0.9	-	-	10.5
Total debt obligations	41.3	34.4	4.9	75.2	0.2	25.4	181.4
Operating lease obligations	51.9	46.9	40.9	34.0	27.6	38.7	240.0
Net Syn/Coal purchase commitments	7.9	3.7	3.0	-	-	-	14.6
Outstanding purchase obligations	0.2	-	-	-	-	-	0.2
Total contractual obligations	$ 101.3	$ 85.0	$ 48.8	$ 109.2	$ 27.8	$ 64.1	$ 436.2

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher uses its $250.0 million Credit Agreement to post letters of credit (LOCs) and from time-to-time borrow to supplement operating cash flows. At January 19, 2005, $38.1 million of LOCs (of which Gallagher has $19.9 million of liabilities recorded as of December 31, 2004) were outstanding under the Credit Agreement, which primarily related to Gallagher's investments as discussed in Notes 3 and 16 to the consolidated financial statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2004. Accordingly, as of January 19, 2005, $211.9 million remained available for potential borrowings, of which $36.9 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 7 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3 to the consolidated financial statements, at December 31, 2004, the accompanying balance sheet includes $181.4 million of borrowings related to Gallagher's investment related enterprises of which $32.4 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Net Syn/Coal Purchase Commitments - Gallagher has interests in two Syn/Coal facilities that it consolidates. See Note 3 to the consolidated financial statements for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and Syn/Coal sales agreements. These agreements terminate immediately in the event the Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2004. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Arrangements

Off-Balance Sheet Commitments - Gallagher's total unrecorded commitments associated with outstanding LOCs, financial guarantees and funding commitments as of December 31, 2004 are as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts
Off-Balance Sheet Commitments	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Committed**
Investment related:							
Letters of credit	$ -	$ -	$ -	$ -	$ -	$ 11.3	$ 11.3
Financial guarantees	-	-	-	-	-	2.5	2.5
Funding commitments	0.8	-	2.0	-	-	-	2.8
	0.8	-	2.0	-	-	13.8	16.6
Operations related:							
Letters of credit	1.6	-	-	-	-	5.3	6.9
Total commitments	$ 2.4	$ -	$ 2.0	$ -	$ -	$ 19.1	$ 23.5

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Notes 3 and 16 to the consolidated financial statements for a discussion of Gallagher's outstanding LOCs, financial guarantees and funding commitments. All but one of the LOCs represent multiple year commitments but all have annual, automatic renewing provisions and are classified by the latest commitment date.

During the period from January 1, 2002 to December 31, 2004, Gallagher acquired 43 companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2004 acquisitions are disclosed in Note 3 to the consolidated financial statements. These earnout obligations represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout obligations outstanding as of December 31, 2004 related to Gallagher's 2002, 2003 and 2004 acquisitions was $81.9 million.

Off-Balance Sheet Debt - Gallagher's unconsolidated investment portfolio includes investments in enterprises where Gallagher's ownership interest is between 1% and 50%, whereby management has determined that Gallagher's level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher's consolidated balance sheet at December 31, 2004 and 2003. The December 31, 2004 and 2003 balance sheets of several of these unconsolidated investments contain outstanding debt, which is also not required to be included in Gallagher's consolidated balance sheet.

In certain cases, Gallagher guarantees a portion of the enterprises' debt. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, LOCs and financial guarantees. In the event that certain of these enterprises were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated operating results and/or financial position. See Notes 3 and 16 to the consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. Historically, Gallagher has not entered into derivatives or other similar financial instruments for trading or speculative purposes. However, with respect to managing foreign currency exchange rate risk, Gallagher engaged a consultant in the latter part of 2004 to explore foreign currency hedging strategies. Based on the recommendations of the consultant, Gallagher did implement a foreign currency hedging strategy in 2005. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2004 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher's view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher's consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher's estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher's invested assets are primarily held as cash and cash equivalents, which are subject to various market risk exposures such as interest rate risk. The fair value of Gallagher's cash and cash equivalents investment portfolio at December 31, 2004 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2004.

Gallagher has other investments that have valuations that are indirectly influenced by equity market and general economic conditions that can change rapidly. In addition, some investments require direct and active financial and operational support from Gallagher. A future material adverse effect may result from changes in market conditions or if Gallagher elects to withdraw financial or operational support.

At December 31, 2004, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would likely approximate their carrying value due to their short-term duration and variable interest rates. The market risk would be estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher's weighted average short-term borrowing rate at December 31, 2004 and the resulting fair values would not be materially different from its carrying value.

Gallagher is subject to foreign currency exchange rate risk primarily from its United Kingdom based subsidiaries that incur expenses denominated primarily in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Gallagher does not hedge this foreign currency exchange rate risk. Foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2004 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $11.2 million. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management's opinion that this foreign currency exchange risk is not material to Gallagher's consolidated operating results or financial position. Gallagher manages the balance sheets of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets thereby maintaining a "balanced book" which minimizes the effects of currency fluctuations.

Arthur J. Gallagher & Co.

Consolidated Statement of Earnings
(In millions, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Commissions	$ 801.9	$ 746.2	$ 662.9
Fees	523.3	456.2	389.4
Investment income - fiduciary funds	15.1	8.5	10.2
Investment income - all other	173.2	118.1	60.9
Investment gains (losses)	8.1	(24.5)	(22.0)
Gross revenues	1,521.6	1,304.5	1,101.4
Less brokerage	(41.3)	(40.7)	(41.1)
Total revenues	1,480.3	1,263.8	1,060.3
Compensation	735.4	660.8	583.9
Operating	277.5	262.8	230.4
Investment expenses	169.1	97.8	18.6
Interest	9.5	8.0	9.5
Depreciation	34.8	31.2	25.8
Amortization	18.5	9.9	6.6
Total expenses	1,244.8	1,070.5	874.8
Earnings before income taxes	235.5	193.3	185.5
Provision for income taxes	47.0	47.1	55.6
Net earnings	$ 188.5	$ 146.2	$ 129.9
Basic net earnings per share	$ 2.06	$ 1.63	$ 1.49
Diluted net earnings per share	1.99	1.57	1.41
Dividends declared per common share	1.00	.72	.60

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Balance Sheet
(In millions)

	December 31, 2004	December 31, 2003
Cash and cash equivalents	$ 224.6	$ 193.6
Restricted cash	488.9	437.6
Trading securities	-	5.0
Investments - current	26.0	26.9
Premiums and fees receivable	1,355.5	1,286.4
Other current assets	132.8	158.4
Total current assets	2,227.8	2,107.9
Investments - noncurrent	132.4	121.0
Fixed assets related to consolidated investments - net	195.6	205.2
Other fixed assets - net	63.4	61.0
Deferred income taxes	184.8	137.8
Other noncurrent assets	59.7	45.8
Goodwill - net	219.0	138.3
Amortizable intangible assets - net	155.2	84.6
Total assets	$ 3,237.9	$ 2,901.6
Premiums payable to insurance and reinsurance companies	$ 1,838.9	$ 1,743.5
Accrued compensation and other accrued liabilities	253.4	219.3
Unearned fees	35.0	27.3
Income taxes payable	24.8	24.3
Other current liabilities	18.6	16.0
Corporate related borrowings	-	-
Investment related borrowings - current	41.4	30.9
Total current liabilities	2,212.1	2,061.3
Investment related borrowings - noncurrent	140.0	122.1
Other noncurrent liabilities	124.8	99.1
Total liabilities	2,476.9	2,282.5
Stockholders' equity:		
Common stock - issued and outstanding 92.1 shares in 2004 and 90.0 shares in 2003	92.1	90.0
Capital in excess of par value	146.4	105.5
Retained earnings	539.0	442.3
Unearned deferred compensation	(12.2)	(9.6)
Unearned restricted stock	(4.3)	(9.1)
Total stockholders' equity	761.0	619.1
Total liabilities and stockholders' equity	$ 3,237.9	$ 2,901.6

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Cash Flows
(In millions)

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 188.5	$ 146.2	$ 129.9
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net loss (gain) on investments and other	(8.1)	25.0	22.7
Gain on sales of operations	-	(2.5)	(2.5)
Depreciation and amortization	53.3	41.1	32.4
Amortization of deferred compensation and restricted stock	10.0	7.6	3.4
Stock-based compensation expense	5.6	1.8	-
Increase in restricted cash	(51.3)	(181.3)	(46.8)
Increase in premiums receivable	(32.8)	(68.3)	(57.7)
Increase in premiums payable	61.8	212.7	103.0
Decrease (increase) in trading securities - net	5.9	55.5	(1.8)
Increase (decrease) in other current assets	22.6	(37.4)	(21.8)
Increase (decrease) in accrued compensation and other accrued liabilities	43.1	30.6	(7.7)
Increase (decrease) in income taxes payable	0.5	12.2	(22.8)
Tax benefit from issuance of common stock	17.6	14.1	18.7
Net change in deferred income taxes	(45.9)	(32.1)	(6.5)
Other	6.4	3.8	7.2
Net cash provided by operating activities	277.2	229.0	149.7
Cash flows from investing activities:			
Purchases of available-for-sale (AFS) marketable securities	-	-	(16.0)
Proceeds from sales and maturities of AFS marketable securities	-	-	13.7
Net additions to fixed assets	(29.0)	(25.3)	(45.4)
Cash paid for acquisitions, net of cash acquired	(112.8)	(28.7)	(5.4)
Proceeds from sales of operations	-	4.2	2.5
Other	2.8	4.0	1.9
Net cash used by investing activities	(139.0)	(45.8)	(48.7)
Cash flows from financing activities:			
Proceeds from issuance of common stock	30.6	23.7	15.5
Repurchases of common stock	(56.2)	(80.8)	(11.7)
Dividends paid	(84.9)	(61.9)	(50.4)
Borrowings on line of credit facilities	12.9	36.3	271.5
Repayments on line of credit facilities	-	(56.5)	(268.0)
Borrowings of long-term debt	-	-	0.5
Repayments of long-term debt	(9.6)	(3.0)	(4.4)
Net cash used by financing activities	(107.2)	(142.2)	(47.0)
Net increase in cash and cash equivalents	31.0	41.0	54.0
Cash and cash equivalents at beginning of year	193.6	152.6	98.6
Cash and cash equivalents at end of year	$ 224.6	$ 193.6	$ 152.6
Supplemental disclosures of cash flow information:			
Interest paid	$ 11.5	$ 9.2	$ 10.7
Income taxes paid	71.3	50.0	63.1

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.
Consolidated Statement of Stockholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Unearned Deferred Comp	Unearned Restricted Stock	Accum Other Comp Earnings (Loss)	Total
Balance at December 31, 2001	85.1	$ 85.1	$ 8.8	$ 283.8	$ (3.4)	$ -	$ (2.7)	$371.6
Net earnings	-	-	-	129.9	-	-	-	129.9
Net change in unrealized gain (loss) on available for sale securities	-	-	-	-	-	-	2.7	2.7
Comprehensive earnings								132.6
Cash dividends declared on common stock	-	-	-	(52.7)	-	-	-	(52.7)
Common stock issued under stock option plans	1.9	1.9	13.6	-	-	-	-	15.5
Tax benefit from issuance of common stock	-	-	18.7	-	-	-	-	18.7
Common stock repurchases	(0.5)	(0.5)	(11.2)	-	-	-	-	(11.7)
Common stock issued in seven purchase acquisitions	1.6	1.6	49.2	-	-	-	-	50.8
Common stock issued under deferred compensation	0.1	0.1	3.9	-	(3.1)	-	-	0.9
Common stock issued under restricted stock	0.3	0.3	9.7	-	-	(7.5)	-	2.5
Balance at December 31, 2002	88.5	88.5	92.7	361.0	(6.5)	(7.5)	-	528.2
Comprehensive and net earnings	-	-	-	146.2	-	-	-	146.2
Cash dividends declared on common stock	-	-	-	(64.9)	-	-	-	(64.9)
Common stock issued under stock option plans	2.1	2.1	18.0	-	-	-	-	20.1
Tax benefit from issuance of common stock	-	-	14.1	-	-	-	-	14.1
Compensation expense related to stock option plan grants	-	-	1.8	-	-	-	-	1.8
Common stock issued under employee stock purchase plan	0.2	0.2	3.5	-	-	-	-	3.7
Common stock repurchases	(2.9)	(2.9)	(77.9)	-	-	-	-	(80.8)
Common stock issued in twelve purchase acquisitions	1.6	1.6	41.5	-	-	-	-	43.1
Common stock issued under deferred compensation	0.2	0.2	4.3	-	(3.1)	-	-	1.4
Common stock issued under restricted stock	0.3	0.3	7.5	-	-	(1.6)	-	6.2
Balance at December 31, 2003	90.0	90.0	105.5	442.3	(9.6)	(9.1)	-	619.1
Comprehensive and net earnings	-	-	-	188.5	-	-	-	188.5
Cash dividends declared on common stock	-	-	-	(91.8)	-	-	-	(91.8)
Common stock issued under stock option plans	2.2	2.2	20.2	-	-	-	-	22.4
Tax benefit from issuance of common stock	-	-	17.6	-	-	-	-	17.6
Compensation expense related to stock option plan grants	-	-	5.6	-	-	-	-	5.6
Common stock issued under employee stock purchase plan	0.3	0.3	7.9	-	-	-	-	8.2
Common stock repurchases	(1.8)	(1.8)	(54.4)	-	-	-	-	(56.2)
Common stock issued in twelve purchase acquisitions	1.2	1.2	36.4	-	-	-	-	37.6
Common stock issued under deferred compensation	0.1	0.1	4.2	-	(2.6)	-	-	1.7
Common stock issued under restricted stock	0.1	0.1	3.4	-	-	4.8	-	8.3
Balance at December 31, 2004	92.1	$ 92.1	$ 146.4	$ 539.0	$ (12.2)	$ (4.3)	$ -	$761.0

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations - Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefit market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, tax advantaged investments, real estate partnerships and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in eight countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Substantially all of Gallagher's investments in partially owned entities in which Gallagher's ownership is less than 50%, are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. See Note 3 for a discussion on a partially owned entity in which Gallagher's ownership percentage was 5% that had been consolidated in 2003 and unconsolidated in 2004 under FIN 46 rules. For partially owned entities accounted for using the equity method, Gallagher's share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

Use of Estimates - The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Revenue Recognition - Gallagher's revenues are derived from commissions, fees and investment income.

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance carrier. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carriers. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues generated from the Brokerage segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management segment relate to third party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. These fee revenues are recognized ratably as the services are rendered. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

Brokerage expense is deducted from gross revenues in the determination of Gallagher's total revenues. Brokerage expense represents commissions paid to sub-brokers related to the placement of certain business by Gallagher's Brokerage Services-Retail Division. This expense is recognized in the same manner as commission revenues.

Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $4.5 million and $3.0 million at December 31, 2004 and 2003, respectively, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year-end. The allowance for doubtful accounts was $3.0 million and $2.7 million at December 31, 2004 and 2003, respectively. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Investment income primarily includes interest income, dividend income, net realized and unrealized gains (losses), income (loss) from equity investments, installment gains, income from consolidated investments and gains on sales of operations. Interest income is recorded as earned. For revenue recognition policies pertaining to net realized and unrealized gains (losses), see the accounting policy on investments with respect to trading securities below. Income (loss) from equity investments represents Gallagher's proportionate share of income or losses from investments accounted for using the equity method.

Earnings per Share - Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the reporting period. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the reporting period. Common equivalent shares include incremental shares from dilutive stock options, which are calculated from the date of grant under the treasury stock method using the average market price for the period.

Cash and Cash Equivalents - Short-term investments, consisting principally of commercial paper and certificates of deposit that have a maturity of 90 days or less at date of purchase, are considered cash equivalents.

Restricted Cash - In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher and are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher's subsidiaries operate. Various state and foreign agencies regulate insurance brokers and provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as interest income from fiduciary funds in the accompanying consolidated statement of earnings. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheet, with the related liability reported as premiums payable to insurance carriers. Additionally, several of Gallagher's foreign subsidiaries are required by various foreign agencies to meet certain liquidity and solvency requirements. Gallagher was in compliance with these requirements at December 31, 2004.

Related to its third party administration business, Gallagher is responsible for client claim funds that it holds in a fiduciary capacity. Gallagher does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Investments

Trading Securities - Trading securities consisted primarily of common and preferred stocks, corporate bonds and investments structured through limited partnerships, which were liquidated during the latter part of 2003 and first quarter 2004. Trading securities were carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings. The fair value for these securities was primarily based on quoted market prices. To the extent that quoted market prices were not available, fair value was determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models.

Other Investments - For those investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment's carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of common and preferred stock investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different.

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should economic and other conditions change.

Fixed Assets - Fixed assets are carried at cost, less accumulated depreciation, in the accompanying consolidated balance sheet. Gallagher periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference. Depreciation for fixed assets is computed using the straight-line method over the following estimated useful lives:

	Useful Life
Furniture and equipment	3 to 10 years
Buildings and improvements	3 to 40 years
Airplanes of a consolidated leasing company	15 years
Syn/Coal equipment	Monthly pro rata basis through December 2007
Leasehold improvements	Lesser of remaining life of the asset or life of lease

Intangible Assets - Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization in the accompanying consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill. Under those circumstances, if the fair value were less than the carrying amount of the asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. No such indicators were noted in 2003 and 2002. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Income Taxes - Deferred income tax has been provided for the effect of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Stock-Based Compensation - During fourth quarter 2003, Gallagher adopted the fair value method of accounting for employee stock options pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, An Amendment of SFAS No. 123." Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded in 2002 and prior years. The change to the fair value method of accounting is being applied prospectively to all stock option awards granted, modified, or settled after January 1, 2003 and to all employee stock purchases made during 2003 and 2004 through participation in Gallagher's employee stock purchase plan. SFAS 123 requires that the fair value method for stock-based compensation be applied as of the beginning of the fiscal year in which it is adopted for all stock-based awards granted subsequent to such date. The consolidated financial statements for each of the first three quarters of 2003 were not restated for this change since its impact was not material to the amounts previously reported. The expense related to the first three quarters was charged against earnings in fourth quarter 2003. During 2004 and 2003, Gallagher recognized $5.6 million and $1.8 million, respectively, of compensation expense related to its stock option plans and its employee stock purchase plan.

At December 31, 2004, Gallagher had four stock option plans, which are described more fully in Note 10. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. For all options granted prior to January 1, 2003, Gallagher continues to account for stock option grants under the recognition and measurement principles of APB 25 and related Interpretations and, accordingly, recognizes no compensation expense for these stock options granted to employees. The following table illustrates the effect on net earnings and net earnings per share if Gallagher had consistently applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in millions):

	Year Ended December 31,		
	2004	2003	2002
Net earnings - as reported	$ 188.5	$ 146.2	$ 129.9
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	4.5	1.4	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards (see Note 10), net of related tax effects	(8.0)	(5.5)	(4.0)
Pro forma net earnings	$ 185.0	$ 142.1	$ 125.9
Basic net earnings per share - as reported	$ 2.06	$ 1.63	$ 1.49
Basic net earnings per share - pro forma	2.02	1.58	1.44
Diluted net earnings per share - as reported	1.99	1.57	1.41
Diluted net earnings per share - pro forma	1.96	1.54	1.38

As presented in the table above, had Gallagher applied the fair value recognition provisions of SFAS 123 to the 2002 and prior stock options grants, diluted net earnings per share as reported would have been reduced by $.03 in 2004, 2003 and 2002. The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995, the date in which fair value was to be measured under SFAS 123. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future results.

Fair Value of Financial Instruments - The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance carriers, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2004 and 2003, approximate fair value because of the short maturity of these instruments. The financial assets that comprise investment strategies and marketable securities are carried at fair value in the accompanying consolidated balance sheet. Fair values for other investments and notes receivable are disclosed in Note 3. The carrying amounts of borrowings outstanding under Gallagher's $250.0 million unsecured revolving credit agreement and other debt agreements listed in Note 7 approximate their fair values at December 31, 2004 because the borrowings are at floating interest rates or the rates are not significantly different from the prevailing market rates.

2. Effect of New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.123 (revised 2004) (SFAS 123(R)), "Share-Based Payment," which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends SFAS 95, "Statement of Cash Flows." Generally, the approach to accounting for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123, which, as discussed above, Gallagher adopted on a prospective basis in fourth quarter 2003. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options (for all grant years), to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition for years prior to January 1, 2003. SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Thus, Gallagher must adopt SFAS 123(R) no later than July 1, 2005.

SFAS 123(R) permits public companies to account for share-based payments using one of two methods: modified-prospective method or modified-retrospective method. The modified-prospective method is similar to the modified-prospective method described in SFAS 148. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Under the modified-retrospective method, which includes the requirements of the modified prospective method described above, companies are permitted to restate, based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Gallagher plans to adopt SFAS 123(R) no later than July 1, 2005, but has not yet determined what method it will use. Gallagher adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS 148. Currently, Gallagher uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R). Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Gallagher adopted SFAS 123 using the prospective-transition method, which applied only to awards granted, modified or settled after the adoption date, compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). Thus, Gallagher will have to apply the provisions of SFAS 123(R) to all unvested awards granted prior to the adoption of SFAS 123 (prior to January 1, 2003) for recognition of share-based payments to employees. However, had Gallagher adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1 to the consolidated financial statements. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While Gallagher cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options, the amount of operating cash flows recognized in prior periods for such excess tax deductions were $17.6 million, $14.1 million, and $18.7 million in 2004, 2003 and 2002, respectively.

3. Investments

The following is a summary of Gallagher's other investments and the related outstanding letters of credit (LOCs), financial guarantees and funding commitments (in millions):

	December 31, 2004		December 31, 2003		December 31, 2004	
Unconsolidated Investments:	Current	Noncurrent	Current	Noncurrent	LOCs & Financial Guarantees	Funding Commitments
Direct and indirect investments in Asset Alliance Corporation (AAC)	$ 0.8	$ 46.7	$ 1.3	$ 49.8	$ -	$ -
Low income housing (LIH) developments:						
Bridge loans	5.2	-	9.5	-	-	-
Partnership interests	-	1.5	-	3.1	-	-
LIH Developer	-	9.2	-	7.6	-	-
Alternative energy investments:						
Owned partnership interests	0.9	19.1	1.5	28.3	4.4	0.2
Biogas project	-	14.7	-	-	-	-
Partnership interest installment sales	18.6	12.9	14.6	8.0	-	-
Bermuda insurance investments	-	20.4	-	20.4	6.7	-
Real estate, venture capital and other investments	0.5	7.9	-	3.8	-	2.0
Total unconsolidated investments	26.0	132.4	26.9	121.0	11.1	2.2
Non-recourse borrowings - Biogas project	(0.2)	(13.8)	-	-	-	-
Net unconsolidated investments	$ 25.8	$ 118.6	$ 26.9	$ 121.0	$ 11.1	$ 2.2

Asset Alliance Corporation - Through various debt, preferred stock and common stock investments Gallagher effectively owns 25% of AAC, a holding company that owns up to 50% of 14 private investment management firms (the Firms). The Firms manage domestic and international investment portfolios for corporations, pension funds and individuals, which totaled approximately $4.4 billion at December 31, 2004. AAC has a proportional interest in the Firms' revenues that result principally from fees and participation in investment returns from the managed investment portfolios. Gallagher accounts for its holdings in AAC's common stock using equity method accounting.

During fourth quarter 2002, one of the Firms, Beacon Hill Asset Management LLC (Beacon Hill), withdrew from managing its portfolio due to various legal, contractual and business issues. As a result, AAC wrote down its investment and, correspondingly, Gallagher recorded a $3.0 million pretax charge to reflect its proportional loss. In first quarter 2003, investors in a Beacon Hill investment partnership filed a lawsuit to recover investment losses naming AAC as a co-defendant. In first quarter 2004, this lawsuit was dismissed by the judge without prejudice. The investors had until June 30, 2004 to refile the lawsuit and have done so. Gallagher is unable to estimate the impact, if any, this lawsuit may have on AAC and the resulting impact on Gallagher's investment value.

Low Income Housing (LIH) Developments - Gallagher's investments in LIH consist of three components:

Bridge Loans represent early-stage loans on properties that are mainly being developed to qualify for LIH tax credits. The loans are collateralized by the land and buildings under development and carry interest rates ranging from 4.00% to 4.75% at December 31, 2004. The loans are generally outstanding for 12 to 36 months and accrue interest until the projects are refinanced by a purchaser or syndicator. No loan has ever defaulted since Gallagher began making these types of loans in 1996.

Partnership Interests represent Gallagher's ownership in completed and certified LIH developments. At December 31, 2004, Gallagher owned a limited partnership interest in 26 LIH developments. These are generating tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. These investments are generally accounted for using the effective yield method and are carried at amortized cost. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes. Gallagher has never incurred a loss on a LIH project.

Twelve of the LIH developments have been determined to be variable interest entities (VIE), as defined by FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," but are not required to be consolidated. Gallagher invested in these developments between 1990 and 2000 as a limited partner. At December 31, 2004, total assets and total debt of these developments was approximately $76 million and $60 million, respectively. Gallagher's maximum exposure to a potential loss from these VIEs was $1.5 million at December 31, 2004, which equaled the net aggregate carrying value of its investments.

LIH Developer represents Gallagher's 30% ownership interest in the company that is the developer and/or syndicator of most of Gallagher's LIH development investments. It has been determined to be a VIE but is not required to be consolidated. Gallagher's original investment was in 1996. The LIH Developer generates revenues from syndication and development fees and 84% of its equity is in cash, cash producing real estate project receivables and bridge loans. Gallagher accounts for this investment using equity method accounting. At December 31, 2004, the LIH Developer had total assets of approximately $28 million and no debt. Gallagher's maximum exposure to a potential loss from this VIE was $9.2 million at December 31, 2004, which equaled the net carrying value of its investment.

Alternative Energy Investments - Gallagher has made investments in partnerships formed to develop energy that qualifies for tax credits under Internal Revenue Code (IRC) Section 29. There are two types of such investments:

Owned Partnership Interests consist of (i) waste-to-energy (Biomass) partnerships which own the rights to gas emissions (Biogas) from landfills and the wells and infrastructure necessary to capture the Biogas and (ii) synthetic coal (Syn/Coal) partnerships which own and lease equipment that processes qualified fuel under IRC Section 29. Gallagher has an interest in eight Biomass limited partnerships and five Syn/Coal limited partnerships or limited liability companies which generate tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. At December 31, 2004, two of the Syn/Coal limited partnerships are consolidated into Gallagher's financial statements due to ownership percentage. The remainder of these investments are primarily carried at amortized cost. Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included as a component of the provision for income taxes.

Biogas Projects During first quarter 2003, Gallagher exited from the majority of its investment positions in various venture capital, developmental stage enterprises and turn-arounds and recorded write-offs related to these investments. Since then, Gallagher has pursued recoveries where appropriate. As part of these recovery efforts, during first and second quarters 2004, one of Gallagher's partially owned Biogas projects (Biogas Project), which was being managed by a turn-around enterprise, was a party in a series of transactions to establish a publicly traded Canadian income trust, which partially funded the Biogas Project. In connection therewith, Gallagher (i) recognized a $2.0 million non-cash gain in first quarter 2004 due to the reversal of a non-cash loss contingency reserve established in first quarter 2003, (ii) received $5.0 million in cash in second quarter 2004 in full repayment of a note receivable from the turn-around enterprise, (iii) recognized a $1.0 million gain in second quarter 2004 when it received cash as payment for accrued interest income related to the note discussed in (ii) above that was written-off in first quarter 2003, and (iv) recognized $0.4 million of interest income in second quarter 2004 when it received cash for the remaining interest due on the note discussed in (ii) above. To finalize the above transactions, during second quarter 2004, Gallagher made an equity investment of $14.0 million in the Biogas Project to fund its operations and make capital improvements to increase Biogas production, which was funded by a $14.0 million non-recourse loan to Gallagher from the turn-around enterprise. Principal and interest payments are only required if, and when, cash distributions are made from the Biogas Project. There is a tri-party right to offset the distributions from the Biogas Project against the obligations under the loan between the Biogas Project, Gallagher and the turn-around enterprise, which makes the loan non-recourse to Gallagher. GAAP thereby requires the investment and related loan be presented gross in Gallagher's consolidated balance sheet. The $14.0 million investment is accounted for using equity method accounting.

During third quarter 2004, Gallagher recognized a $3.0 million gain when it received cash from the turn-around enterprise as full settlement of unsecured notes receivable that were written-off in first quarter 2003.

At December 31, 2004, Gallagher had an LOC and a funding commitment outstanding totaling $4.6 million related to the reclamation of a Syn/Coal property and a sulphur reduction binder venture.

Seven of the Biomass limited partnerships have been determined to be VIEs but are not required to be consolidated. Gallagher is a limited partner in each investment. The investments were entered into by Gallagher between 1991 and 1998. At December 31, 2004, total assets and total debt of these investments was approximately $89 million and $52 million, respectively. Gallagher's maximum exposure to a potential loss from these VIEs was $2.4 million at December 31, 2004, which equaled the net aggregate carrying value of its investments.

Effective July 1, 2003, Gallagher adopted FIN 46, which required Gallagher to consolidate one 5% owned Syn/Coal entity due to Gallagher's economic interest in the entity. The other 95% had been previously sold on the installment sale basis and had substantial residual value to Gallagher. Under the FIN 46 criteria, this investment had been determined to be a VIE and required Gallagher to consolidate this facility into its consolidated financial statements. FIN 46 requires Gallagher to reevaluate each investment at any "triggering event." On August 6, 2004, Gallagher sold an additional 4% of its remaining 5% ownership to the party that previously owned 95% of the entity, resulting in Gallagher owning a 1% interest in this entity. After considering this sale transaction, it was determined that Gallagher is no longer the primary beneficiary and therefore does not have to consolidate this partially owned entity. The net impact of this investment on Gallagher's net earnings and stockholders' equity is the same whether it is accounted for on the consolidated basis or using equity method accounting. The following is a summary of the amounts included in the consolidated statement of earnings for the consolidation of this partially owned entity (in millions):

	Year Ended December 31,	
	2004	2003
Investment income - all other	$ 69.9	$ 46.4
Investment expenses	67.2	44.1
Depreciation	2.7	2.3
Total expenses	69.9	46.4
Earnings before income taxes	$ -	$ -

Partnership Interest Installment Sales represent the remaining book value and receivables from the Biomass and Syn/Coal operations that have been either partially or completely sold to third parties. Gallagher accounts for these investments on the installment sale basis, which requires that the net gains, including the amortization of the bases of the assets sold, be recognized over time as a component of investment income.

Biomass - As part of selling its interests in Biomass partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations. At December 31, 2004, the maximum potential amount of future payments that Gallagher could be required to make under these indemnifications totaled approximately $12.9 million, net of the applicable income tax benefit. Gallagher did not record any liability in its December 31, 2004 consolidated balance sheet for these potential indemnifications.

Syn/Coal - As part of selling its interests in Syn/Coal partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations, and in certain circumstances, subsequently obtained private letter rulings (PLRs) from the Internal Revenue Service (IRS). Gallagher has not recorded any liability in its December 31, 2004 consolidated balance sheet for these potential indemnifications.

On October 29, 2003, the IRS issued Announcement 2003-70 stating that it had completed a review of chemical change issues associated with tax credits claimed under IRC Section 29 relating to the production and sale of synthetic coal (Syn/Coal Credits). It further stated that it would resume the issuance of PLRs concerning Syn/Coal Credits consistent with the guidelines regarding chemical change previously set forth in Revenue Procedures 2001-30 and 2001-34 and certain additional requirements related to sampling, testing and recordkeeping procedures, even though the IRS does not believe the level of chemical change required under that guidance is sufficient for IRC Section 29 purposes. The IRS also stated in the announcement that it would continue to issue PLRs because it recognized that many taxpayers and their investors have relied on the IRS's long standing PLR practice to make investments. In Announcement 2003-46 issued on June 27, 2003, the IRS had questioned the validity of certain test procedures and results that had been presented to it by taxpayers with interests in synthetic fuel operations as evidence that the required significant chemical change had occurred, and had initiated a review of these test procedures and results which was completed as noted in Announcement 2003-70.

Separately, the Permanent Subcommittee on Investigations of the Government Affairs Committee of the United States Senate (Subcommittee) is conducting an ongoing investigation of potential abuses of tax credits by producers of synthetic fuel under IRC Section 29. The Subcommittee Chairman, in a memorandum updated in May 2004, has stated that the investigation is examining the utilization of Syn/Coal Credits, the nature of the technologies and the fuels created, the use of these fuels, and other aspects of IRC Section 29. The memorandum also states that the investigation will address the IRS's administration of Syn/Coal Credits.

The effect of these two developments on the synthetic coal industry is not clear. Gallagher is aware that a number of PLRs have been issued since October 29, 2003, and management has participated in an interview with Subcommittee staff. Gallagher continues to believe it is claiming Syn/Coal Credits in accordance with IRC Section 29 and four PLRs previously obtained by Syn/Coal partnerships in which it has an interest. Gallagher understands these PLRs are consistent with those issued to other taxpayers and has received no indication from the IRS that it will seek to revoke or modify them. In that regard, one of the Syn/Coal partnerships in which Gallagher has an interest was under examination by the IRS for the tax year 2000 and in March 2004, Gallagher was notified that the examination was closed without any changes being proposed.

Notwithstanding the foregoing, the IRS is continuing to audit taxpayers claiming Syn/Coal Credits with respect to a variety of issues. The partnerships in which Gallagher has an interest may be audited in the future, and any such audit could adversely affect Gallagher's ability to claim Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to the prior sale of interests in partnerships claiming Syn/Coal Credits. Furthermore, Syn/Coal Credits have been controversial both politically and administratively, and no assurance can be given that the IRS will not in the future discontinue issuing PLRs, issue administrative guidance adverse to Gallagher's interests, or support the enactment of legislation to curtail or repeal IRC Section 29. In April 2004, a bill to repeal IRC Section 29 was introduced in the U.S. House of Representatives. It is not expected that this bill will be acted on during the current session of Congress, but a similar bill could be reintroduced in a future session and any such action could potentially result in the curtailment or repeal of Syn/Coal Credits prior to the end of 2007, when the Syn/Coal Credits expire under current law. Similarly, future judicial decisions could adversely affect Gallagher's ability to claim Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to prior sales of partnership interests.

Gallagher has insurance policies in place, the scope of which Gallagher believes would provide substantial coverage in the event the Syn/Coal Credits are disallowed. While there can be no assurance that such coverage would ultimately be available, if the full amount of the policies were collected, Gallagher's maximum after-tax exposure at December 31, 2004 relating to the disallowance of the Syn/Coal Credits is as follows (in millions):

	Maximum	Net of Insurance
Tax credits recorded by Gallagher	$ 160.4	$ 89.5
Installment sale proceeds subject to indemnification	170.8	27.5
Net carrying value of assets held at December 31, 2004	13.3	13.3
Total exposure	$ 344.5	$ 130.3

Bermuda Insurance Investments - These investments consist primarily of a $20 million equity investment (less than 2% ownership) in Allied World Assurance Holdings, Ltd., which is a Bermuda based insurance and reinsurance company founded in 2001 by American International Group, Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co. This investment is carried at cost. The remaining balance of $0.4 million is Gallagher's rent-a-captive facility, formed in 1997 that Gallagher uses as a placement facility for its insurance brokerage operations. Gallagher has posted $6.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Real Estate, Venture Capital and Other Investments - At December 31, 2004, Gallagher had investments in six real estate ventures with a net carrying value of $4.0 million in the aggregate, none of which was individually in excess of $1.7 million. Gallagher also had investments in five venture capital investments and funds that consisted of various debt and equity investments in development-stage companies and turn-arounds with an aggregate net carrying value of $4.4 million, the largest of which was $3.2 million. Five of the eleven investments discussed above have been determined to be VIEs but are not required to be consolidated. These were originally invested in between 1997 and 2001. At December 31, 2004, total assets and total debt of these five investments were approximately $40 million and $45 million, respectively. Gallagher's maximum exposure to a potential loss related to these investments was $3.7 million at December 31, 2004, which equaled the net aggregate carrying value of these investments.

Consolidated Investments - Gallagher has an ownership interest in excess of 50% in five investment enterprises, which are consolidated into Gallagher's consolidated financial statements: two real estate partnerships, an airplane leasing limited liability company and two Syn/Coal facilities.

One real estate partnership represents a 60% investment in a limited partnership that owns the building that Gallagher leases for its home office and several of its subsidiary operations. The other real estate partnership represents an 80% investment in a limited partnership that is developing an 11,000-acre community near Orlando, Florida. Gallagher also owns 90% of an airplane leasing company that leases two cargo airplanes to the French Postal Service. On May 19, 2004, Gallagher purchased a 98% equity interest in a Syn/Coal production facility that had previously been operated by Gallagher through a facility rental agreement. The purchase price was made with an $11.1 million seller financed note payable that is non-recourse to Gallagher. Principal and interest payments are only required when the facility is operating and generating Syn/Coal Credits. During fourth quarter 2003, Gallagher acquired a 99% equity interest in a Syn/Coal facility. Both of these investments are held by Gallagher to generate Syn/Coal Credits.

At December 31, 2003, Gallagher owned 5% of a Syn/Coal facility. Under the FIN 46 rules, this investment had been determined to be a VIE and required Gallagher to consolidate this facility into its consolidated financial statements. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate this investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

The following is a summary of these consolidated investments and the related outstanding LOCs, financial guarantees and funding commitments (in millions):

			December 31, 2004	
	December 31, 2004	**December 31, 2003**	**LOCs & Financial Guarantees**	**Funding Commitments**
Home office land and building:				
Fixed assets	$ 101.3	$ 100.9	$ -	$ -
Accumulated depreciation	(15.8)	(13.2)	-	-
Non-recourse borrowings - current	(0.9)	(0.8)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(73.1)	(74.0)	-	-
Recourse borrowings - noncurrent	(3.0)	(3.0)	-	-
Net other consolidated assets and liabilities	2.8	2.2	-	-
Net investment	11.3	12.1	-	-
Florida Community Development:				
Fixed assets	60.3	56.0	-	-
Accumulated depreciation	(0.7)	-	-	-
Non-recourse borrowings - current	(17.9)	(10.7)	-	-
Recourse borrowings - current	(17.0)	(17.0)	-	-
Non-recourse borrowings - noncurrent	(0.1)	(0.2)	-	-
Recourse borrowings - noncurrent	(12.4)	(12.4)	-	-
Net other consolidated assets and liabilities	(2.4)	(3.6)	2.7	0.6
Net investment	9.8	12.1	2.7	0.6
Airplane leasing company:				
Fixed assets	51.8	51.8	-	-
Accumulated depreciation	(14.1)	(10.5)	-	-
Non-recourse borrowings - current	(2.6)	(2.4)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(29.9)	(32.5)	-	-
Recourse borrowings - noncurrent	-	-	-	-
Net other consolidated assets and liabilities	-	0.9	-	-
Net investment	5.2	7.3	-	-
Syn/Coal partnerships:				
Fixed assets	15.6	35.2	-	-
Accumulated depreciation	(2.8)	(15.0)	-	-
Non-recourse borrowings - current	(2.8)	-	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(7.7)	-	-	-
Recourse borrowings - noncurrent	-	-	-	-
Net other consolidated assets and liabilities	1.6	0.6	-	-
Net investment	3.9	20.8	-	-
Total consolidated investments:				
Fixed assets	229.0	243.9	-	-
Accumulated depreciation	(33.4)	(38.7)	-	-
Non-recourse borrowings - current	(24.2)	(13.9)	-	-
Recourse borrowings - current	(17.0)	(17.0)	-	-
Non-recourse borrowings - noncurrent	(110.8)	(106.7)	-	-
Recourse borrowings - noncurrent	(15.4)	(15.4)	-	-
Net other consolidated assets and liabilities	2.0	0.1	2.7	0.6
Net investment	$ 30.2	$ 52.3	$ 2.7	$ 0.6

As presented in the above table, four of the five consolidated investments have borrowings related to their assets. See Note 16 for a summary of future cash payments, excluding interest, related to the borrowings of Gallagher's consolidated investments.

At December 31, 2004, Gallagher's maximum exposure to a potential loss related to these investments is as follows (in millions):

Net carrying value	$	30.2
Recourse portion of debt		32.4
LOCs, financial guarantees and funding commitments		3.3
Maximum exposure	$	65.9

Impairment Reviews - Gallagher has a management investment committee that meets 10 to 12 times per year to review its investments. For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment's carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different.

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be investment impairments in the future should economic and other conditions change.

Significant components of investment income are as follows (in millions):

	Year Ended December 31, 2004	2003	2002
Interest - fiduciary	$ 9.2	$ 8.5	$ 10.2
Trading securities:			
Interest	0.6	3.3	1.0
Dividends	0.1	1.7	1.8
Net change in unrealized gain (loss)	(0.5)	0.6	0.2
Net realized gain	0.3	1.4	1.6
Other-than-temporary impairments	(0.1)	-	(2.7)
Other realized gains	0.6	-	-
AAC related investments:			
Interest	0.9	1.1	1.1
Dividends	0.6	1.1	0.8
Income from equity ownership	2.2	2.9	2.4
Fee income	-	-	2.0
Loss from AAC's write-down of investment in fund manager	-	-	(3.0)
Gain on sale of portion of minority interest	0.3	-	11.8
LIH developments:			
Interest	0.3	0.9	1.4
Income from equity ownership	2.1	0.1	1.3
Other realized gains	0.1	2.1	-
Alternative energy investments:			
Interest	1.3	1.4	1.2
Installment gains	45.6	39.0	34.6
Other (loss) income	(0.1)	0.9	0.7
Real estate, venture capital and other investments:			
Loss from equity ownership	(0.6)	(0.5)	(0.2)
Realized losses on dispositions and write-downs	(1.3)	(29.1)	(32.4)
Other realized gains (losses)	8.5	-	(0.2)
Income from consolidated investments	52.4	15.6	9.8
Impact of FIN 46 from consolidated investments	69.9	46.4	-
Gains on sales of operations	-	2.5	2.5
Other income	4.0	2.2	3.2
Total investment income	$ 196.4	$ 102.1	$ 49.1

Interest - fiduciary, which represents interest income earned on Gallagher's cash and cash equivalents, was relatively unchanged in 2004, 2003 and 2002.

Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on trading securities. In 2002, Gallagher incurred $3.0 million of losses for other-than-temporary impairments related to its directly managed securities portfolio that prior to September 2002 was classified as available for sale. The other-than-temporary impairments resulted from a sharp decline in the equity markets during 2002.

Investment income from AAC related investments primarily represents income associated with Gallagher's debt, preferred stock and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. During 2002, Gallagher recognized a $3.0 million loss through equity method accounting for AAC's write-down of its investment in Beacon Hill. In addition, Gallagher recognized an $11.8 million gain related to the sale of a portion of its equity position in AAC to an international financial institution and $2.0 million of investment related fees paid to Gallagher for providing letters of credit and financial guarantees to AAC.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher's equity investment in a LIH Developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments.

Investment income from alternative energy investments primarily relates to installment gains from several sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities that occurred in the latter part of 2001, first quarter 2002 and second and third quarters 2004.

Gains (losses) from real estate, venture capital and other investments primarily include realized gains and losses that occurred in the respective years related to write-downs, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2004, Gallagher recognized a net $8.5 million investment gain related to assets written-off or losses incurred in first quarter 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously written-off and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas Project. During 2003, Gallagher recognized $29.1 million of losses related to write-downs and dispositions when it decided to withdraw virtually all continued support for its venture capital investments, except to the limited extent needed to realize value from the remaining assets. Without Gallagher's support at that time, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher's investments were then determined to be other-than-temporarily impaired. During 2002, Gallagher recognized $28.8 million of net aggregate write-downs of loans and equity holdings related to its venture capital investments due to a decline in the equity markets and generally poor economic conditions during 2002. Substantially all of these write-downs were recognized in third quarter 2002 when the equity markets were at their lows for the year. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment.

Investment income from consolidated investments includes income related to the Florida Community Development, Gallagher's home office building, the airplane leasing company and two Syn/Coal facilities. Investment income related to the Florida Community Development in 2004, 2003 and 2002 was $10.1 million, $5.0 million and $2.2 million, respectively, and primarily relates to sales of lots. Total expenses, including interest and depreciation expenses, relating to this income were $12.6 million, $6.1 million and $2.6 million in 2004, 2003 and 2002, respectively. Rental income of the home office building was $6.6 million, $6.8 million and $7.2 million in 2004, 2003 and 2002, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $6.6 million, $6.6 million and $7.5 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, rental income of the airplane leasing company was $3.4 million, $3.2 million and $1.9 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $4.9 million, $5.0 million and $3.4 million, respectively. In 2004 and 2003, income from the Syn/Coal facilities were $31.9 million and $1.0 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $61.2 million and $15.9 million in 2004 and 2003, respectively. There was no income or expense from the Syn/Coal operations in 2002. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004, which resulted in the 2004 increases in Syn/Coal related income and expenses.

Investment income from consolidated investments for 2004 was also impacted by the adoption of FIN 46. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to July 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized both investment income and expenses of $69.9 million and $46.4 million in 2004 and 2003, respectively, related to the consolidation of the Syn/Coal partnership. During 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

Gains on sales of operations primarily represent gains from the dispositions of branch operations. Gallagher disposed of one operation in each of 2003 and 2002. The net assets sold and the operating results included in the consolidated statement of earnings related to these operations were not material to the consolidated financial statements.

4. Business Combinations

During 2004, Gallagher acquired substantially all the net assets of the following insurance brokerage firms (eighteen asset purchases and one stock purchase) in exchange for its common stock and/or cash. These acquisitions have been accounted for as business combinations (in millions except share data):

Name and Effective Date of Acquisitions	Common Shares Issued	Common Share Value	Cash Paid	Accrued Payable	Escrow Deposited	Recorded Purchase Price	Earnout Payable
	(000s)						
Risk Management Partners Ltd. January 1, 2004	-	$ -	$ 2.5	$ 2.5	$ -	$ 5.0	$ -
Roberts & Eastland, LLC February 1, 2004	5	0.2	1.3	-	0.2	1.7	0.8
Persac Insurance Agency February 1, 2004	7	0.2	1.8	-	0.2	2.2	1.0
R. P. O'Brien & Co., Inc. February 1, 2004	28	0.8	1.8	-	0.1	2.7	0.6
The Romine Group, Inc. February 1, 2004	252	7.3	-	-	0.8	8.1	2.5
Don Laster Agency, Inc. March 1, 2004	46	1.4	0.8	-	0.2	2.4	1.5
B&P International Insurance Brokerage LLC (B&P) March 1, 2004	-	-	7.6	-	0.4	8.0	5.8
Edwin M. Rollins, Inc. April 1, 2004	-	-	5.6	0.7	-	6.3	2.8
Burch, Marcus, Pool, Krupp, Daniel & Babineaux, Inc. (BMP) May 1, 2004	111	2.5	7.2	-	1.1	10.8	3.3
Specialty Advisory Services, Inc. May 1, 2004	43	1.1	1.2	-	0.2	2.5	1.5
Johnsey Insurance Agency, Inc. (JIA) July 1, 2004	359	9.8	-	-	1.1	10.9	4.3
Health Care Insurers, Inc. August 1, 2004	45	1.2	0.8	-	0.2	2.2	1.8
Strategix, Inc. September 1, 2004	116	3.2	1.3	-	0.5	5.0	1.2
Sheridan Insurance Group (SIG) September 1, 2004	170	4.9	3.5	-	0.5	8.9	5.7
BenefitPort Northwest (BPN) October 1, 2004	-	-	15.4	-	-	15.4	7.0
I. Arthur Yanoff & Co. Ltd. (IAY) October 1, 2004	-	-	26.4	-	2.3	28.7	-
The Kooper Group, Inc. (TKG) November 1, 2004	-	-	28.8	-	2.5	31.3	-
IGroup, Inc. December 1, 2004	16	0.4	0.1	-	0.1	0.6	1.0
FPE Insurance Brokers Pty Ltd. December 1, 2004	-	-	1.1	-	-	1.1	0.4
	1,198	$ 33.0	$107.2	$ 3.2	$ 10.4	$ 153.8	$ 41.2

Common shares exchanged in connection with these acquisitions were valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits that are returned to Gallagher as a result of adjustments to net assets acquired are recorded as downward adjustments to goodwill when the escrows are settled. The earnout payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates because they are not fixed and determinable. Future payments made under these arrangements, if any, will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2004 related to Gallagher's 2002, 2003 and 2004 acquisitions was $81.9 million.

During 2004, Gallagher paid $2.3 million in cash related to earnout obligations of three acquisitions made prior to 2004 and recorded additional goodwill and expiration lists of $1.8 million and $0.5 million, respectively.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations, and for seven of the 2004 acquisitions, as adjusted for the allocations based on valuations Gallagher received from qualified independent appraisers (in millions):

	B&P	BMP	JIA	SIG	BPN	IAY	TKG	Twelve Other Acquisitions	Total
Current assets	$ 4.9	$ 2.6	$ 1.8	$ 0.3	$ 2.2	$19.2	$ 0.1	$ 12.8	$ 43.9
Fixed assets	0.1	-	0.5	0.1	0.7	0.1	0.3	0.1	1.9
Goodwill	1.8	5.6	3.5	5.3	5.6	11.8	22.6	16.5	72.7
Expiration lists	5.6	4.7	6.0	3.1	8.3	8.5	15.5	18.8	70.5
Non-compete agreements	0.3	0.2	1.0	0.1	0.5	2.3	1.7	3.6	9.7
Total assets acquired	12.7	13.1	12.8	8.9	17.3	41.9	40.2	51.8	198.7
Current liabilities	4.7	2.3	1.9	-	1.4	13.2	1.8	12.0	37.3
Noncurrent liabilities	-	-	-	-	0.5	-	7.1	-	7.6
Total liabilities assumed	4.7	2.3	1.9	-	1.9	13.2	8.9	12.0	44.9
Total net assets acquired	$ 8.0	$10.8	$10.9	$ 8.9	$15.4	$28.7	$31.3	$ 39.8	$153.8

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated within the Brokerage segment to goodwill, expiration lists and non-compete agreements in the amounts of $72.7 million, $70.5 million and $9.7 million, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments.

Expiration lists and non-compete agreements related to these acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of 10 to 15 years and 5 to 6 years, respectively. Goodwill is not amortized, but is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 Brokerage segment acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. No such indicators were noted in 2003. Of the $70.5 million of expiration lists and $9.7 million of non-compete agreements related to the 2004 acquisitions, $10.9 million and $1.2 million, respectively, are not expected to be deductible for income tax purposes. Accordingly, Gallagher recorded a deferred tax liability of $4.8 million, and a corresponding amount of goodwill, in 2004 related to the nondeductible amortizable assets. This amount has not been included in the above table.

Gallagher's consolidated financial statements for the year ended December 31, 2004 include the operations of these companies from the date of their respective acquisition. The following is a summary of the unaudited pro forma historical results, as if these purchased entities had been acquired at January 1, 2003 (in millions, except per share data):

	Year Ended December 31,	
	2004	2003
Total revenues	$ 1,528.5	$ 1,341.8
Net earnings	195.1	153.9
Basic net earnings per share	2.12	1.69
Diluted net earnings per share	2.05	1.63

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2003, nor is it necessarily indicative of future operating results.

5. Fixed Assets

Major classes of fixed assets consist of the following (in millions):

	December 31,	
	2004	2003
Furniture and equipment	$ 161.1	$ 137.9
Buildings and improvements	103.0	97.2
Land and improvements	54.6	59.3
Airplanes of consolidated leasing company	51.8	51.8
Leasehold improvements	30.5	26.9
Syn/Coal equipment	15.6	35.2
	416.6	408.3
Accumulated depreciation	(157.6)	(142.1)
Net fixed assets	$ 259.0	$ 266.2

6. Intangible Assets

Major classes of amortizable intangible assets consist of the following (in millions):

	December 31, 2004	December 31, 2003
Expiration lists	$ 162.5	$ 84.1
Accumulated amortization - expiration lists	(25.1)	(12.1)
	137.4	72.0
Non-compete agreements	26.1	16.9
Accumulated amortization - non-compete agreements	(8.3)	(4.3)
	17.8	12.6
Net amortizable assets	$ 155.2	$ 84.6

Estimated aggregate amortization expense for each of the next five years is as follows:

2005	$ 20.8
2006	20.0
2007	19.3
2008	17.4
2009	15.3
Total	$ 92.8

The changes in the carrying amount of goodwill for 2004 are as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Balance as of January 1, 2004	$ 129.7	$ 8.6	$ -	$ 138.3
Goodwill acquired during the year	78.3	0.6	-	78.9
Adjustments related to independent appraisals and other purchase accounting adjustments	1.8	0.3	-	2.1
Goodwill written-off related to sales of business units and impairment reviews during the year	(0.3)	-	-	(0.3)
Balance as of December 31, 2004	$ 209.5	$ 9.5	$ -	$ 219.0

7. Credit and Other Debt Agreements

On July 21, 2003, Gallagher entered into a $250.0 million unsecured revolving credit agreement (Credit Agreement), which expires on July 20, 2006, with a group of ten financial institutions. The Credit Agreement provides for a revolving credit commitment of up to $250.0 million. In addition, the Credit Agreement provides for the issuance of standby LOCs, which are limited to $75.0 million in the aggregate. The issuance of such LOCs reduces the amount of net funds available for future borrowing under the Credit Agreement. At January 19, 2005, $38.1 million of LOCs (of which Gallagher has $19.9 million of liabilities recorded as of December 31, 2004) were outstanding under the Credit Agreement, which primarily related to Gallagher's investments as discussed in Notes 3 and 16 to the consolidated financial statements. There were no borrowings outstanding under the revolving credit commitment at December 31, 2004. Accordingly, as of January 19, 2005, $211.9 million remained available for potential borrowings, of which $36.9 million may be in the form of additional LOCs. Interest rates on borrowings under the Credit Agreement are based on the prime commercial rate or LIBOR plus .575%, .800% or 1.000%, the determination of which is dependent on a financial leverage ratio maintained by Gallagher. The annual facility fee related to the Credit Agreement is either .125%, .150% or .200% of the used and unused portions, the determination of which is also dependent on a financial leverage ratio maintained by Gallagher. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2004. The following is a summary of Gallagher's Credit Agreement and investment related debt (in millions):

	December 31, 2004	December 31, 2003
Corporate related borrowings:		
Gallagher's Credit Agreement:		
Periodic payments of interest and principal, prime or LIBOR plus up to 1.00%, expires July 2006	$ -	$ -
Investment related borrowings:		
Mortgage loan on Gallagher's home office:		
Monthly installments of principal and interest, fixed rate of 8.35%, 30 year amortization, balloon payment 2008, subject to prepayment provisions	77.0	77.8
Line of credit facility on Florida Community Development:		
Permits borrowings up to $17.0 million, quarterly interest-only payments, variable rate of LIBOR plus 2.00%, expires 2005	17.0	17.0
Line of credit facility on Florida Community Development:		
Permits borrowings up to $20.0 million, monthly interest-only payments, rate of prime plus 0.50%, expires 2005	17.7	4.8
Bonds payable on Florida Community Development:		
Monthly interest-only payments through 2010, variable rate based on commercial paper rate, balloon payment 2010	12.4	12.4
Mortgage loan on Florida Community Development:		
Monthly installments, fixed rate of 8.00%, paid in full in 2004	-	5.6
Equipment loans on Florida Community Development:		
Fixed monthly payments, fixed rates of 6.25% and 7.00%, expire 2005 and 2008	0.3	0.5
Loan on airplanes leased to French Postal Service:		
Monthly principal and interest payments, variable rate of LIBOR plus 1.62%, balloon payment 2006	32.5	34.9
Loan on investment in Biogas project:		
Monthly principal and interest payments, fixed rate of 15.00%, subject to prepayment provisions	14.0	-
Syn/Coal facility purchase note:		
Quarterly variable principal and interest payments, fixed rate of 7.00%	10.5	-
	$ 181.4	$ 153.0

See Note 16 for additional discussion on commitments and contingencies.

8. Capital Stock and Stockholders' Rights Plan

Capital Stock - The table below summarizes certain information about Gallagher's capital stock at December 31, 2004 and 2003 (in millions, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1
Common stock	$1.00	400

Stockholders' Rights Plan - Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of Gallagher's outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007, and was amended again on March 19, 2004 to increase the exercise price from $25 to $55. Under certain conditions, each Right may be exercised to purchase one share of common stock at the exercise price. The Rights become exercisable and transferable upon the earlier of (a) the tenth business day after a person or group (as defined) has acquired 20% or more of the common stock or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group has commenced or publicly announced an intention to commence a tender offer or exchange offer which would result in such person or group acquiring 20% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $110of market value of common stock of the surviving company for the $55 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the earlier of (a) or (b) above.

9. Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share (in millions, except per share data):

	Year Ended December 31,		
	2004	2003	2002
Net earnings	$ 188.5	$ 146.2	$ 129.9
Weighted average number of common shares outstanding	91.5	90.0	87.3
Dilutive effect of stock options using the treasury stock method	3.0	3.3	4.6
Weighted average number of common and common equivalent shares outstanding	94.5	93.3	91.9
Basic net earnings per share	$ 2.06	$ 1.63	$ 1.49
Diluted net earnings per share	1.99	1.57	1.41

Options to purchase 1.9 million, 2.0 million and 0.3 million shares of common stock were outstanding at December 31, 2004, 2003 and 2002, but were not included in the computation of the dilutive effect of stock options for the year then ended. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares during the respective period and, therefore, would be antidilutive to earnings per share under the treasury stock method.

10. Stock Option Plans

Gallàgher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire 10 years from the date of grant, or earlier in the event of termination of the employee.

In addition, Gallagher has a non-employee directors' stock option plan, which currently authorizes 1,925,000 shares for grant, with Discretionary Options granted at the direction of the Compensation Committee of the Board of Directors (the Compensation Committee) and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Compensation Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

Gallagher also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as Gallagher's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher as defined in the plan documents.

For purposes of the pro forma disclosures in Note 1 and for the expense recognition in 2004 and 2003, the estimated fair values of the stock option grants are amortized to expense over the options' expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2004	2003	2002
Expected dividend yield	3.0%	2.8%	3.0%
Expected risk-free interest rate	4.2%	4.1%	3.8%
Volatility	26.7%	26.9%	26.1%
Expected life (in years)	6.8	6.9	6.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during 2004, 2003 and 2002, as determined on the grant date using the Black-Scholes option valuation model, was $6.90, $6.38 and $5.06, respectively.

The following is a summary of Gallagher's stock option activity and related information (in millions, except exercise price data):

	Year Ended December 31,					
	2004		2003		2002	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Beginning balance	15.0	$ 18.59	14.4	$ 16.05	14.1	$ 13.63
Granted	3.2	29.89	2.9	24.99	2.3	24.30
Exercised	(2.2)	10.36	(2.1)	9.44	(1.9)	8.16
Canceled	(0.3)	21.22	(0.2)	21.00	(0.1)	17.15
Ending balance	15.7	$ 22.00	15.0	$ 18.59	14.4	$ 16.05
Exercisable at end of year	5.1		5.2		5.1	

Options with respect to 7.8 million shares were available for grant at December 31, 2004.

Other information regarding stock options outstanding and exercisable at December 31, 2004 is summarized as follows (in millions, except exercise price data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.11 - $ 18.50	5.0	3.38	$ 11.82	2.9	$ 11.15
18.97 - 24.90	4.5	7.88	23.87	1.0	23.52
24.99 - 29.42	5.0	8.18	27.91	0.9	26.50
29.56 - 36.94	1.2	8.35	32.50	0.3	33.01
$ 1.11 - $ 36.94	15.7	6.59	$ 22.00	5.1	$ 17.47

11. Deferred Compensation

Gallagher has a Deferred Equity Participation Plan, which is a non-qualified plan that provides for distributions to certain key executives of Gallagher upon their normal retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock, in an amount approved by the Compensation Committee, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan may not normally be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions from the plan, except for accumulated non-invested dividends, are made in the form of Gallagher's common stock.

On March 18, 2004, March 20, 2003 and March 21, 2002, Gallagher contributed $4.6 million, $4.4 million and $4.0 million, respectively, to the plan through the issuance of 142,000, 169,000 and 122,000 shares, respectively, of Gallagher's common stock. The Gallagher common stock that is issued under the plan to the rabbi trust is valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation is classified as a contra equity amount. The unearned deferred compensation balance is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants does not have any impact on Gallagher's consolidated financial statements. During 2004, 2003 and 2002, $1.7 million, $1.4 million and $0.9 million, respectively, were charged to compensation expense related to this plan.

12. Restricted Stock Awards

On June 1, 2003, Gallagher adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, Gallagher is authorized to issue 4.0 million shares of Gallagher common stock. The Compensation Committee is responsible for the administration of the plan. Each award granted under the plan represents a right of the holder of the award to receive shares of Gallagher common stock, cash or a combination of shares and cash, subject to the holder's continued employment with Gallagher for a period of time after the date the award is granted. The Compensation Committee shall determine each recipient of an award under the plan, the number of shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in an award agreement between Gallagher and the recipient of the award. As discussed in the paragraph below, 65,000 shares of restricted stock awards were granted under this plan in 2004. No restricted stock awards were granted under this plan in 2003. Accordingly, as of December 31, 2004, 3.9 million shares are available for grant under this plan.

On March 18, 2004, March 20, 2003 and March 21, 2002, Gallagher granted 29,000, 275,000 and 274,000 shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $0.9 million, $7.2 million and $9.0 million, respectively, as of those dates. Also, on March 18, 2004, Gallagher granted restricted stock awards of 36,000 shares in the aggregate of its common stock to its Chief Executive Officer and four other Corporate Officers, with an aggregate fair value of $1.2 million as of that date. On March 20, 2003, Gallagher granted restricted stock awards of 27,000 shares in the aggregate of its common stock to its Chief Executive Officer and one other Corporate Officer, with an aggregate fair value of $0.7 million as of that date. Also, on March 31, 2002, Gallagher granted, to its Chief Executive Officer, a restricted stock award of 32,000 shares of Gallagher common stock with an aggregate fair value of $1.0 million as of that date. Substantially all of the 2003 and 2004 restricted stock awards vest over a two-year period (19,000 shares of the 2004 grant vest over a one-year period), primarily at the rate of 50% per year beginning on March 31, 2004 and 2005, respectively. All of the 2002 restricted stock awards vest over a three-year period at the rate of 33 1/3% per year beginning on March 31, 2003. Gallagher accounts for restricted stock at historical cost which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of stockholders' equity, which will be ratably charged to compensation expense over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants does not have any impact on Gallagher's consolidated financial statements. During 2004, 2003 and 2002, $8.3 million, $6.2 million and $2.5 million, respectively, were charged to compensation expense related to restricted stock awards granted in 2002 to 2004.

13. Employee Stock Purchase Plan

Effective July 1, 2003, Gallagher adopted an employee stock purchase plan (ESPP) under which the sale of 4.0 million shares of Gallagher's common stock has been authorized. Eligible employees may contribute up to 15% of their compensation towards the quarterly purchase of Gallagher's common stock. The employees' purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may annually purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period of each calendar year). Gallagher issued 0.3 million shares of common stock in the aggregate under the ESPP during 2004. These shares were issued as of the end of first, second, third and fourth quarters 2004, to employees who participated in the ESPP during those quarters at an aggregate purchase price of $2.7 million, or $27.16 per share, $2.1 million, or $25.88 per share, $1.8 million, or $25.85 per share and $1.6 million, or $27.63 per share, respectively. Effective as of the end of third and fourth quarters 2003, Gallagher issued 0.1 million shares of common stock each quarter to employees who participated in the ESPP during those quarters at an aggregate purchase price of $1.8 million, or $22.89 per share, and $1.9 million, or $24.71 per share, respectively. Currently, there are 3.5 million shares reserved for future issuance. During 2004 and 2003, $1.4 million and $0.7 million was charged to compensation expense related to the common stock issued under the ESPP.

14. Retirement Plans

Gallagher has a noncontributory defined benefit pension plan that covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Gallagher accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference between the present value of the pension benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in millions):

	Year Ended December 31,	
	2004	2003
Change in pension benefit obligation:		
Benefit obligation at beginning of year	$ 153.7	$ 123.3
Service cost	17.2	14.5
Interest cost	10.0	8.5
Plan amendments	-	-
Net actuarial loss	17.5	9.6
Benefits paid	(2.7)	(2.2)
Benefit obligation at end of year	$ 195.7	$ 153.7
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 115.8	$ 82.7
Actual return on plan assets	11.4	17.6
Contributions by Gallagher	12.5	17.7
Benefits paid	(2.7)	(2.2)
Fair value of plan assets at end of year	$ 137.0	$ 115.8
Funded status of the plan (underfunded)	$ (58.7)	$ (37.9)
Unrecognized net actuarial loss	29.5	13.2
Unrecognized prior service cost	2.7	3.0
Unrecognized transition obligation	0.1	0.2
Net amount recognized	$ (26.4)	$ (21.5)

The components of the net periodic pension benefit cost for the plan consists of the following (in millions):

	Year Ended December 31,		
	2004	2003	2002
Service cost - benefits earned during the year	$ 17.2	$ 14.5	$ 11.4
Interest cost on benefit obligation	10.0	8.5	7.6
Expected return on plan assets	(10.2)	(7.5)	(6.5)
Amortization of prior service cost	0.3	0.3	0.3
Amortization of net actuarial loss	-	0.4	-
Amortization of transition obligation	0.1	0.1	0.1
Net periodic benefit cost	$ 17.4	$ 16.3	$ 12.9

The following is information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31,	
	2004	2003
Projected benefit obligation	$ 195.7	$ 153.7
Accumulated benefit obligation	151.4	118.5
Fair value of plan assets	137.0	115.8

The following weighted average assumptions were used at December 31 in determining the plan's pension benefit obligation:

	December 31,	
	2004	2003
Discount rate	6.00%	6.50%
Weighted average rate of increase in future compensation levels	6.10%	6.10%

The following weighted average assumptions were used at January 1 in determining the plan's net periodic pension benefit cost:

	Year Ended December 31,	
	2004	2003
Discount rate	6.50%	6.75%
Weighted average rate of increase in future compensation levels	6.10%	6.20%
Expected long-term rate of return on assets	8.50%	8.50%

The following is a summary of the plan's weighted average asset allocations at December 31 by asset category:

	December 31,	
Asset Category	2004	2003
Equity securities	56.0%	59.0%
Debt securities	37.0%	32.0%
Real estate	7.0%	9.0%
Total	100.0%	100.0%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plan (in millions):

2005	$ 2.9
2006	3.3
2007	3.9
2008	4.9
2009	5.8
Years 2010 to 2014	49.1

Plan assets are invested in various pooled separate accounts under a group annuity contract managed by a life insurance carrier. The plan's investment policy provides that investments shall be allocated in a manner designed to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with risk, and to comply with the Employee Retirement Security Act of 1974 (ERISA) by investing the funds in a manner consistent with ERISA's fiduciary standards. Gallagher expects to contribute between $10.0 million and $20.0 million to the plan in 2005, subject to the maximum tax deductible contribution that is allowed under the IRC.

Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher's matching contributions (up to a maximum of 2.5% of eligible compensation in 2004; in 2003 and 2002 the maximum was 2.0% of eligible compensation) are at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $8.7 million, $6.5 million, and $5.3 million in 2004, 2003 and 2002, respectively. Gallagher also has a nonqualified deferred compensation plan for certain employees who, due to Internal Revenue Service rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher's matching contributions to this plan are also at the discretion of Gallagher's Board of Directors. Gallagher contributed $0.9 million, $0.6 million and $0.4 million to the plan in 2004, 2003 and 2002, respectively. The fair value of the plan's assets at December 31, 2004 and 2003, respectively, including employee contributions and investment earnings thereon, was $39.7 million and $27.5 million, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheet.

Gallagher also has a foreign defined contribution plan that provides for basic contributions by Gallagher and voluntary contributions by employees resident in the United Kingdom, which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $5.3 million in 2004, $4.1 million in 2003 and $4.3 million in 2002.

15. Postretirement Benefits Other than Pensions

In 1992, Gallagher amended its health benefits plan to eliminate retiree coverage, except for retirees and those employees who had already attained a specified age and length of service at the time of the amendment. The retiree health plan is contributory, with contributions adjusted annually, and is funded on a pay-as-you-go basis.

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in millions):

	Year Ended December 31,	
	2004	2003
Change in postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 7.3	$ 6.2
Service cost	-	-
Interest cost	0.5	0.4
Net actuarial loss	-	1.0
Benefits paid	(0.2)	(0.3)
Benefit obligation at end of year	$ 7.6	$ 7.3
Change in plan assets:		
Fair value of plan assets at beginning and end of year	$ -	$ -
Funded status of the plan (underfunded)	$ (7.6)	$ (7.3)
Unrecognized net actuarial gain	(4.0)	(4.3)
Unrecognized prior service cost	-	-
Unrecognized transition obligation	4.1	4.6
Net amount recognized	$ (7.5)	$ (7.0)

The components of the net periodic postretirement benefit cost include the following (in millions):

	Year Ended December 31,		
	2004	2003	2002
Service cost - benefits earned during the year	$ -	$ -	$ -
Interest cost on benefit obligation	0.5	0.4	0.4
Amortization of transition obligation	0.5	0.5	0.5
Amortization of net actuarial gain	(0.3)	(0.4)	(0.4)
Net periodic benefit cost	$ 0.7	$ 0.5	$ 0.5

The discount rate used to measure the postretirement benefit obligation was 6.00% at December 31, 2004 and 6.50% at December 31, 2003. The discount rate used to measure the net periodic postretirement benefit cost at January 1 was 6.50% for 2004 and 6.75% for 2003. The transition obligation is being amortized over a 20-year period.

The following assumed healthcare cost trend rates were used at December 31 in determining the plan's postretirement benefit obligation:

	December 31,	
	2004	2003
Healthcare cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2009	2009

The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in millions):

	One Percentage Point	
	Increase	Decrease
Effect on the net periodic postretirement benefit cost in 2004	$ 0.1	$ (0.1)
Effect on the postretirement benefit obligation at December 31, 2004	0.8	(0.7)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plan (in millions):

2005	$ 0.5
2006	0.5
2007	0.5
2008	0.6
2009	0.6
Years 2010 to 2014	2.9

In December 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". FSP 106-2 provides guidance on accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. This FSP also requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. This FSP is effective for the first interim or annual period beginning after July 1, 2004 and supersedes FSP 106-1, which permitted a sponsor of a postretirement heath care plan that provides drug benefits to make a one-time election to defer accounting for the effects of the Act. In accordance with FSP 106-1, Gallagher elected to defer accounting for the effects of the Act and as such, any measures of the postretirement benefit obligation or net periodic postretirement benefit cost in the consolidated financial statements do not reflect the effects of the Act.

The transition method outlined in FSP 106-2 requires public companies to conclude whether the enactment of the Act was a "significant event" pursuant to SFAS 106, "Employers Accounting for Postretirement Benefits Other than Pensions." If the enactment of the Act was not a significant event, its effects should be incorporated at the next measurement date pursuant to SFAS 106 following the first interim or annual period beginning after July 1, 2004. Gallagher has not yet determined whether the prescription drug benefit provided to plan participants is the actuarial equivalent to Medicare Part D, but does not believe that the effect of the Act will be material to its consolidated financial statements. Gallagher will adopt the provisions of FSP 106-2 at the Plan's next measurement date, which will occur in 2005.

16. Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments. See Notes 3 and 7 for additional discussion of these obligations and commitments. Gallagher's future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2004 are as follows (in millions):

	Payments Due by Period						
Contractual Obligations	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Total**
Credit Agreement	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Investment related borrowings:							
Florida Community Development debt	34.8	0.1	0.1	-	-	12.4	47.4
Home office mortgage loan	0.9	0.9	1.1	74.1	-	-	77.0
Airplane leasing company debt	2.6	29.9	-	-	-	-	32.5
Biogas project loan	0.2	0.2	0.2	0.2	0.2	13.0	14.0
Syn/Coal facility purchase note	2.8	3.3	3.5	0.9	-	-	10.5
Total debt obligations	41.3	34.4	4.9	75.2	0.2	25.4	181.4
Operating lease obligations	51.9	46.9	40.9	34.0	27.6	38.7	240.0
Net Syn/Coal purchase commitments	7.9	3.7	3.0	-	-	-	14.6
Outstanding purchase obligations	0.2	-	-	-	-	-	0.2
Total contractual obligations	$ 101.3	$ 85.0	$ 48.8	$ 109.2	$ 27.8	$ 64.1	$ 436.2

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $250.0 million Credit Agreement it uses to post LOCs and from time-to-time borrow to supplement operating cash flows. At January 19, 2005, $38.1 million of LOCs (of which Gallagher has $19.9 million of liabilities recorded as of December 31, 2004) were outstanding under the Credit Agreement, which primarily related to Gallagher's investments as discussed in Notes 3 and 16. There were no borrowings outstanding under the Credit Agreement at December 31, 2004. Accordingly, as of January 19, 2005, $211.9 million remained available for potential borrowings, of which $36.9 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 7 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3 to the consolidated financial statements, at December 31, 2004, the accompanying balance sheet includes $181.4 million of borrowings related to Gallagher's investment related enterprises of which $32.4 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $57.9 million in 2004, $53.7 million in 2003 and $49.9 million in 2002.

With respect to the home office building, the property is leased to Gallagher and non-Gallagher tenants under operating leases that expire at various dates over the next three years. In the normal course of business, Gallagher expects that the leases will be renewed or replaced. The following is a summary of the minimum future rentals to be received from non-Gallagher tenants on noncancelable operating leases as of December 31, 2004 (in millions):

Year	Amount
2005	$ 4.7
2006	4.2
Total	$ 8.9

Charges for real estate taxes and common area maintenance are adjusted annually based on actual expenses, and the related revenues are recognized in the year in which the expenses are incurred. These amounts are not included in the minimum future rentals to be received in the table above.

Net Syn/Coal Purchase Commitments - Gallagher has interests in two Syn/Coal facilities that it consolidates. See Note 3 to the consolidated financial statements for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and Syn/Coal sales agreements. These agreements terminate immediately in the event the Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2004. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Commitments - Gallagher's total unrecorded commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2004 are as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts
Off-Balance Sheet Commitments	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Committed**
Investment related:							
Letters of credit	$ -	$ -	$ -	$ -	$ -	$ 11.3	$ 11.3
Financial guarantees	-	-	-	-	-	2.5	2.5
Funding commitments	0.8	-	2.0	-	-	-	2.8
	0.8	-	2.0	-	-	13.8	16.6
Operations related:							
Letters of credit	1.6	-	-	-	-	5.3	6.9
Total commitments	$ 2.4	$ -	$ 2.0	$ -	$ -	$ 19.1	$ 23.5

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Note 3 for a discussion of Gallagher's outstanding LOCs, financial guarantees and funding commitments. All but one of the LOCs represent multiple year commitments but all have annual, automatic renewing provisions and are classified by the latest commitment date.

During the period from January 1, 2002 to December 31, 2004, Gallagher acquired 43 companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2004 acquisitions are disclosed in Note 3 to the consolidated financial statements. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2004 related to Gallagher's 2002, 2003 and 2004 acquisitions was $81.9 million.

Off-Balance Sheet Debt - Gallagher's unconsolidated investment portfolio includes investments in enterprises where Gallagher's ownership interest is between 1% and 50%, whereby management has determined that Gallagher's level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher's consolidated balance sheet at December 31, 2004 and 2003. The December 31, 2004 and 2003 balance sheets of several of these unconsolidated investments contain outstanding debt, which is also not required to be included in Gallagher's consolidated balance sheet.

In certain cases, Gallagher guarantees a portion of the enterprises' debt. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, LOCs and financial guarantees. In the event that certain of these enterprises were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated operating results and/or financial position. See Notes 3 and 16 to the consolidated financial statements.

Gallagher's commitments associated with outstanding letters of credit (LOCs), financial guarantees and funding commitments at December 31, 2004 are as follows (all dollar amounts in table and related footnotes are in millions):

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure		Liability Recorded
Tax advantaged investments					
"Reclamation" collateral (LOC) for land owned by Gallagher - expires after 2009 Trigger - Activities cease and Gallagher does not proceed with the reclamation process	(1)	None	$ 4.4		$ -
Funding commitment to a sulphur reduction binder venture - expires 2005 Trigger - Agreed conditions met	None	None	0.2		-
Real estate, venture capital and other					
Credit support (LOC) for investee's mortgage on hotel - expires after 2009 Trigger - Investee defaults on mortgage	None	None	0.5		0.5
Funding commitments to two funds - expires 2006 Trigger - Agreed conditions met	None	None	2.0		-
Investments accounted for on a consolidated basis					
Credit support (LOC) for Gallagher's corporate headquarters building mortgage - expires 2005 Trigger - Manager (partial owner) defaults on mortgage payment	None	None	3.0		3.0
Credit support (1 LOC and 2 guarantees) for Florida Community Development bonds, water reclamation facility obligation and line of credit used for project development - expires 2005 through 2032 Trigger - Florida Community Development defaults on payments	(2)	(3)	32.1	(4)	29.4
Funding commitment to Florida Community Development - expires 2005 Trigger - Agreed conditions met	None	None	0.6		-
Other					
Credit support (LOC) for deductibles due by Gallagher on its own insurance coverages - expires after 2009 Trigger - Gallagher does not reimburse the insurance company for deductibles the insurance company advances on behalf of Gallagher	None	None	5.5		4.0
Credit support (LOC) for deductibles due by a client of Gallagher on the client's insurance plan - expires after 2009 Trigger - Client does not fund its deductibles	(5)	Outstanding guarantee multiplied by the current prime interest rate	3.8		-
Credit enhancement (LOC) for Gallagher's Bermuda captive insurance operation to meet minimum statutory capital requirements - expires after 2009 Trigger - Dissolution or catastrophic financial results of the operation	(6)	Reimbursement of LOC fees	3.7		-

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure	Liability Recorded
Other (continued)				
Credit support (2 LOCs) for clients' claim funds held by Gallagher's Bermuda captive insurance operation in a fiduciary capacity - expires after 2009 Trigger - Investments fall below prescribed levels	None	Reimbursement of LOC fees	3.0	-
Credit support (LOC) for Gallagher's subsidiary's line of credit - expires 2005 Trigger - Subsidiary defaults on its payments	None	None	1.6	-
			$ 60.4 (7)	$ 36.9

(1) The land.

(2) The property.

(3) Retroactive, annual, cumulative fee of 10% of the guarantees. The LOC has a fee of $0.8 plus an interest rate differential.

(4) Plus interest and collection expenses on $17.0 of the total.

(5) Lien on real property with an appraised value of approximately $11.4.

(6) The majority owners of the operation pledge their percentage ownership portion of any draw.

(7) See page F - 16 of the Management's Discussion and Analysis of Financial Condition and Results of Operations for an analysis of the Off-Balance Sheet Commitments.

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

As more fully described in Notes 3 and 7, at December 31, 2004, Gallagher had LOCs, financial guarantees and funding commitments related to its investments.

Litigation - Gallagher is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on Gallagher's consolidated financial position or operating results. In October 2000, Headwaters Incorporated (Headwaters) filed a complaint against Gallagher's financial services subsidiary in the Fourth District Court for the State of Utah (Headwaters Incorporated v. AJG Financial Services, Inc., Case No. 000403381) alleging that Gallagher's subsidiary had failed to make payments and to perform other obligations under a technology license. Gallagher's subsidiary had entered into this agreement with Headwaters in connection with Gallagher's investment in the synthetic fuel industry. In its answer to the complaint, Gallagher's financial services subsidiary asserted counterclaims against Headwaters. The trial began on January 11, 2005. Headwaters is seeking damages in the amount of $140 million as well as a declaratory judgment that payments would be owing on future synfuel production through the end of 2007. Gallagher's counterclaims seek damages of $71 million. If determined adversely to the subsidiary on substantially all claims and for a substantial amount of the damages asserted, the lawsuit could have a material adverse effect on Gallagher. While Gallagher's management continues to believe the plaintiff's claims lack merit, the outcome of this trial cannot be predicted.

Private parties have also filed civil litigation against Gallagher under a variety of legal theories relating, among other things, to broker compensation practices. As previously reported, Gallagher is a defendant in a purported class action (Village of Orland Hills v. Arthur J. Gallagher & Co., Case No. 00 CH 13855, pending in the Circuit Court of Cook County, Illinois), which challenges the propriety of alleged "undisclosed contingent commissions" paid pursuant to certain compensation arrangements between Gallagher and various insurance carriers. This action was terminated when Gallagher's motion for summary judgment was granted in early 2002 but was reinstated in September 2003 when such ruling was overturned by an intermediate appeals court. In addition, on October 19, 2004, Gallagher was joined as a defendant in a purported class action, originally filed in August 2004, in the U.S. District Court for the Southern District of New York by OptiCare Health Systems Inc. against the ten largest U.S. insurance brokers and four of the largest commercial insurers (OptiCare Health Systems Inc. v. Marsh & McLennan Companies, Inc., et al., Case No. 04 CV 06954 (DC)). The amended complaint alleges that the defendants used the contingent commission structure of placement service agreements in a conspiracy to deprive policyholders of "independent and unbiased brokerage services, as well as free and open competition in the market for insurance." In fourth quarter 2004, three other purported class actions were filed in the United States District Court for the Northern District of Illinois and in the Circuit Court of Madison County, Illinois, alleging claims based on allegations that are similar to those alleged by the plaintiff in the OptiCare litigation. On December 15, 2004, a shareholder derivative action was filed against Gallagher's directors and certain officers in the United Stated District Court for the Northern District Court of Illinois (Fener v. Robert E. Gallagher, et al., Case No. 040 8093). This derivative action alleges that such directors and officers violated various state laws, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, by purportedly causing Gallagher to engage in fraudulent insurance placement practices and to violate federal securities laws by disseminating false and misleading statements concerning Gallagher's financial results and operations. Gallagher believes it has meritorious defenses in all of these cases and intends to defend itself vigorously in each. However, the outcome of these cases, and any losses or other payments that may occur as a result of these cases, cannot be predicted at this time.

Contingent Commissions and Other Industry Developments - The insurance industry has recently come under a significant level of scrutiny by various regulatory bodies, including state Attorneys General and the departments of insurance for various states, with respect to certain contingent commission arrangements (generally known as contingent commission or placement service agreements) between insurance brokers and insurance carriers. A discussion of these industry developments and the impact on Gallagher is included in Item 2 of this Report, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contingent Commissions and Other Industry Developments."

Contingent Liabilities - Gallagher purchases insurance to provide protection from errors and omissions (E&O) claims that may arise during the ordinary course of business. However, insuring 100% of potential claims is not cost effective. Effective June 1, 2004, Gallagher retains the first $2.5 million of each and every E&O claim. Prior to June 1, 2004, Gallagher retained the first $1.0 million of each and every E&O claim and the first $15.0 million of all E&O claims in excess of $1.0 million of each and every E&O claim. Gallagher's E&O insurance provides aggregate coverage for E&O losses up to $165.0 million in excess of Gallagher's retained amounts. Gallagher has historically maintained self-insurance reserves for the portion of its E&O exposure that is not insured. Gallagher periodically determines a range of possible reserve levels using actuarial techniques which rely heavily on projecting historical claim data into the future. Gallagher's E&O reserve in the December 31, 2004 consolidated balance sheet is above the lower end of the most recently determined actuarial range by $5.0 million and below the upper end of the actuarial range by $7.0 million. There can be no assurances that the historical claim data used to project the current reserve levels will be indicative of future claim activity. Thus, the actuarial ranges and E&O reserve level could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

17. Income Taxes

Gallagher and its principal domestic subsidiaries are included in a consolidated federal income tax return. Gallagher's international subsidiaries file various income tax returns in their jurisdictions. Significant components of earnings before income taxes and the provision for income taxes are as follows (in millions):

	Year Ended December 31,		
	2004	2003	2002
Earnings before income taxes:			
Domestic	$ 219.5	$ 175.1	$ 173.3
Foreign, principally United Kingdom, Australia and Bermuda	16.0	18.2	12.2
	$ 235.5	$ 193.3	$ 185.5
Provision for income taxes:			
Federal:			
Current	$ 64.8	$ 57.0	$ 45.0
Deferred	(41.3)	(30.1)	(5.7)
	23.5	26.9	39.3
State and local:			
Current	23.7	16.5	14.2
Deferred	(5.4)	(1.7)	(1.2)
	18.3	14.8	13.0
Foreign:			
Current	4.5	4.9	2.7
Deferred	0.7	0.5	0.6
	5.2	5.4	3.3
Total provision for income taxes	$ 47.0	$ 47.1	$ 55.6

A reconciliation of the provision for income taxes with the United States federal income tax rate is as follows (in millions):

	Year Ended December 31,					
	2004		2003		2002	
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal statutory rate	$ 82.4	35.0	$ 67.7	35.0	$ 64.9	35.0
State income taxes - net of federal benefit	11.9	5.1	9.7	5.0	8.5	4.6
Foreign taxes	(0.4)	(0.2)	(2.6)	(1.3)	(1.5)	(0.8)
Low income housing and alternative energy tax credits	(54.8)	(23.3)	(31.8)	(16.5)	(20.4)	(11.0)
Amortization expense of low income housing and alternative energy investment, net of tax benefit	1.1	0.5	1.6	0.8	2.4	1.3
Foreign dividends and other permanent differences	6.8	2.9	2.5	1.3	1.7	0.9
Provision for income taxes	$ 47.0	20.0	$ 47.1	24.3	$ 55.6	30.0

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher's deferred tax assets and liabilities are as follows (in millions):

	December 31,	
	2004	2003
Deferred tax assets:		
Alternative minimum tax (AMT) and other credit carryforwards	$ 83.9	$ 67.0
Accrued and unfunded compensation and employee benefits	68.2	51.8
Investment-related partnerships	72.7	28.1
Accrued liabilities	22.3	22.2
Other	5.1	26.0
Total deferred tax assets	252.2	195.1
Valuation allowance for deferred tax assets	-	-
Deferred tax assets	252.2	195.1
Deferred tax liabilities:		
Nondeductible amortizable intangible assets	23.1	21.1
Accrued and unfunded compensation and employee benefits	0.9	1.1
Accrued liabilities	7.9	6.9
Investment-related partnerships	22.1	9.5
Total deferred tax liabilities	54.0	38.6
Net deferred tax assets	$ 198.2	$ 156.5

At December 31, 2004 and 2003, $67.4 million and $57.3 million respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheet. At December 31, 2004 and 2003, $53.7 million and $38.6 million respectively, of deferred tax liabilities have been included in other noncurrent liabilities in the accompanying consolidated balance sheet. AMT credits and other credits have an indefinite and 20 year life, respectively. Gallagher expects to fully utilize the amounts carried forward. Gallagher does not provide for United States federal income taxes on the undistributed earnings ($71 million at December 31, 2004) of foreign subsidiaries which are considered permanently invested outside of the United States. The amount of unrecognized deferred tax liability on these undistributed earnings is $8 million at December 31, 2004.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act creates a temporary incentive for United States multinationals to repatriate accumulated income earned outside the United States. Gallagher is currently reviewing the provisions of the Act and has not yet determined the impact. Whether Gallagher will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional guidance before making a decision.

18. Quarterly Operating Results (unaudited)

Quarterly operating results for 2004 and 2003 were as follows (in millions, except per share data):

	1st	2nd	3rd	4th
2004				
Total revenues	$ 341.5	$ 378.9	$ 373.0	$ 386.9
Total expenses	292.9	321.3	305.0	325.6
Earnings before income taxes	48.6	57.6	68.0	61.3
Net earnings	38.9	46.1	54.4	49.1
Basic earnings per share	.43	.51	.59	.53
Diluted net earnings per share	.41	.49	.57	.52
2003				
Total revenues	$ 254.3	$ 299.0	$ 345.0	$ 365.5
Total expenses	238.5	250.7	280.6	300.7
Earnings before income taxes	15.8	48.3	64.4	64.8
Net earnings	11.9	36.2	48.9	49.2
Basic earnings per share	.13	.40	.54	.55
Diluted net earnings per share	.13	.39	.52	.53

19. Segment Information

Gallagher has identified three operating segments: Brokerage, Risk Management and Financial Services. The Brokerage segment comprises three operating divisions: the Brokerage Services-Retail Division, Specialty Marketing and International and Gallagher Benefit Services. The Brokerage segment, for commission or fee compensation, places commercial property/casualty (P/C) and employee benefit-related insurance on behalf of its customers. The Risk Management segment provides P/C and health claim third-party administration, loss control and risk management consulting and insurance property appraisals. Third party administration is principally the management and processing of claims for self-insurance programs of Gallagher's clients or clients of other brokers. Approximately 90% of this segment's total revenues relate to the P/C operations. The Financial Services segment is responsible for managing Gallagher's investment portfolio. Allocations of investment income and certain expenses are based on reasonable assumptions and estimates. Reported operating results by segment would change if different methods were applied. Financial information relating to Gallagher's segments for 2004, 2003 and 2002 is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2004				
Revenues:				
Commissions	$ 801.9	$ -	$ -	$ 801.9
Fees	152.4	370.9	-	523.3
Investment income - fiduciary	13.4	1.7	-	15.1
Investment income all other	-	-	103.3	103.3
Impact of FIN 46 on investment income all other			69.9	69.9
Investment income gains	-	-	8.1	8.1
Gross revenues	967.7	372.6	181.3	1,521.6
Less brokerage	(41.3)	-	-	(41.3)
Total revenues	926.4	372.6	181.3	1,480.3
Compensation	532.8	202.6	-	735.4
Operating	177.5	100.0	-	277.5
Investment expenses	-	-	101.9	101.9
Impact of FIN 46 on investment expenses	-	-	67.2	67.2
Interest	-	-	9.5	9.5
Depreciation	12.9	9.4	9.8	32.1
Impact of FIN 46 on depreciation	-	-	2.7	2.7
Amortization	18.1	0.4	-	18.5
Total expenses	741.3	312.4	191.1	1,244.8
Earnings (loss) before income taxes	185.1	60.2	(9.8)	235.5
Provision for income taxes	36.9	12.1	(2.0)	47.0
Net earnings (loss)	$ 148.2	$ 48.1	$ (7.8)	$ 188.5
Net foreign exchange gain (loss)	$ 2.3	$ -	$ -	$ 2.3
Revenues:				
United States	$ 821.1	$ 334.0	$ 177.9	$ 1,333.0
Foreign, principally United Kingdom, Australia and Bermuda	105.3	38.6	3.4	147.3
Total revenues	$ 926.4	$ 372.6	$ 181.3	$ 1,480.3
At December 31, 2004				
Identifiable assets:				
United States	$ 1,752.6	$ 193.6	$ 609.8	$ 2,556.0
Foreign, principally United Kingdom, Australia and Bermuda	601.9	42.2	37.8	681.9
Total identifiable assets	$ 2,354.5	$ 235.8	$ 647.6	$ 3,237.9
Goodwill - net	$ 209.5	$ 9.5	$ -	$ 219.0
Amortizable intangible assets - net	150.6	4.6	-	155.2

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2003				
Revenues:				
Commissions	$ 746.2	$ -	$ -	$ 746.2
Fees	135.5	320.7	-	456.2
Investment income - fiduciary	7.5	1.0	-	8.5
Investment income all other	-	-	71.7	71.7
Impact of FIN 46 on investment income all other			46.4	46.4
Investment income gains (losses)	-	-	(24.5)	(24.5)
Gross revenues	889.2	321.7	93.6	1,304.5
Less brokerage	(40.7)	-	-	(40.7)
Total revenues	848.5	321.7	93.6	1,263.8
Compensation	482.1	178.7	-	660.8
Operating	172.2	90.6	-	262.8
Investment expenses	-	-	53.7	53.7
Impact of FIN 46 on investment expenses	-	-	44.1	44.1
Interest	-	-	8.0	8.0
Depreciation	12.1	9.4	7.4	28.9
Impact of FIN 46 on depreciation	-	-	2.3	2.3
Amortization	9.8	0.1	-	9.9
Total expenses	676.2	278.8	115.5	1,070.5
Earnings (loss) before income taxes	172.3	42.9	(21.9)	193.3
Provision for income taxes	42.1	10.4	(5.4)	47.1
Net earnings (loss)	$ 130.2	$ 32.5	$ (16.5)	$ 146.2
Net foreign exchange gain (loss)	$ 0.5	$ (0.3)	$ -	$ 0.2
Revenues:				
United States	$ 753.2	$ 290.3	$ 90.3	$ 1,133.8
Foreign, principally United Kingdom, Australia and Bermuda	95.3	31.4	3.3	130.0
Total revenues	$ 848.5	$ 321.7	$ 93.6	$ 1,263.8
At December 31, 2003				
Identifiable assets:				
United States	$ 1,433.2	$ 175.4	$ 611.7	$ 2,220.3
Foreign, principally United Kingdom, Australia and Bermuda	609.7	26.4	45.2	681.3
Total identifiable assets	$ 2,042.9	$ 201.8	$ 656.9	$ 2,901.6
Goodwill - net	$ 129.8	$ 8.5	$ -	$ 138.3
Amortizable intangible assets - net	79.4	5.2	-	84.6

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2002				
Revenues:				
Commissions	$ 662.9	$ -	$ -	$ 662.9
Fees	109.0	280.4	-	389.4
Investment income - fiduciary	9.4	0.8	-	10.2
Investment income all other	-	-	60.9	60.9
Investment income gains (losses)	-	-	(22.0)	(22.0)
Gross revenues	781.3	281.2	38.9	1,101.4
Less brokerage	(41.1)	-	-	(41.1)
Total revenues	740.2	281.2	38.9	1,060.3
Compensation	424.0	159.9	-	583.9
Operating	150.0	80.4	-	230.4
Investment expenses	-	-	18.6	18.6
Interest	-	-	9.5	9.5
Depreciation	10.9	9.3	5.6	25.8
Amortization	6.6	-	-	6.6
Total expenses	591.5	249.6	33.7	874.8
Earnings (loss) before income taxes	148.7	31.6	5.2	185.5
Provision for income taxes	44.6	9.4	1.6	55.6
Net earnings (loss)	$ 104.1	$ 22.2	$ 3.6	$ 129.9
Net foreign exchange gain (loss)	$ 0.3	$ -	$ -	$ 0.3
Revenues:				
United States	$ 661.0	$ 256.7	$ 37.0	$ 954.7
Foreign, principally United Kingdom, Australia and Bermuda	79.2	24.5	1.9	105.6
Total revenues	$ 740.2	$ 281.2	$ 38.9	$ 1,060.3
At December 31, 2002				
Identifiable assets:				
United States	$ 1,270.6	$ 53.5	$ 586.0	$ 1,910.1
Foreign, principally United Kingdom, Australia and Bermuda	484.6	20.1	48.8	553.5
Total identifiable assets	$ 1,755.2	$ 73.6	$ 634.8	$ 2,463.6
Goodwill - net	$ 81.7	$ 2.5	$ -	$ 84.2
Amortizable intangible assets - net	50.2	0.7	-	50.9

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Stockholders
Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2004 and 2003, and the related consolidated statement of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Gallagher's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gallagher's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
January 27, 2005

Management's Report on Internal Control Over Financial Reporting

Gallagher's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including Gallagher's principal executive officer and principal financial officer, Gallagher conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Gallagher's evaluation of the effectiveness of its internal control over financial reporting, Gallagher has excluded the following acquisitions completed by Gallagher in 2004: Health Care Insurers, Inc., Strategix, Inc., Sheridan Insurance Group, BenefitPort Northwest, I. Arthur Yanoff & Co. Ltd., The Kooper Group, Inc., IGroup, Inc. and FPE Insurance Brokers Pty Ltd. Collectively, these acquisitions constituted less than 2% of total assets as of December 31, 2004 and less than 1% of total revenues and net earnings for the year then ended. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher's consolidated financial statements.

Based on Gallagher's evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Arthur J. Gallagher & Co.
Itasca, Illinois
January 27, 2005

/s/ J. Patrick Gallagher, Jr.
J. Patrick Gallagher, Jr.
President and Chief Executive Officer

/s/ Douglas K. Howell
Douglas K. Howell
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Arthur J. Gallagher & Co.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Arthur J. Gallagher & Co. (Gallagher) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gallagher's management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Gallagher's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Health Care Insurers, Inc., Strategix, Inc., Sheridan Insurance Group, BenefitPort Northwest, I. Arthur Yanoff & Co. Ltd., The Kooper Group, Inc., IGroup, Inc. and FPE Insurance Brokers Pty Ltd., which are included in the 2004 consolidated financial statements of Gallagher and constituted less than 2% of total assets as of December 31, 2004 and less than 1% of total revenues and net earnings for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at these entities because Gallagher acquired these entities during 2004. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher's consolidated financial statements. Our audit of internal control over financial reporting of Gallagher also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, management's assessment that Gallagher maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gallagher maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated January 27, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
January 27, 2005

SUMMARY FINANCIAL DATA CONSOLIDATED *(in millions, except per share data)*

	2004	2003	2002	2001	2000
		Year Ended December 31,			
CONSOLIDATED					
Total revenues	**$1,480.3**	**$1,263.8**	**$1,060.3**	**$ 888.0**	**$ 774.5**
Compensation	735.4	660.8	583.9	475.9	413.2
Operating	456.1	368.6	258.5	247.2	208.2
Depreciation and amortization	53.3	41.1	32.4	23.1	19.4
Total expenses	**1,244.8**	**1,070.5**	**874.8**	**746.2**	**640.8**
Earnings before income taxes	235.5	193.3	185.5	141.8	133.7
Provision for income taxes	47.0	47.1	55.6	16.5	40.7
Net earnings	**$ 188.5**	**$ 146.2**	**$ 129.9**	**$ 125.3**	**$ 93.0**
Diluted net earnings per share	**$ 1.99**	**$ 1.57**	**$ 1.41**	**$ 1.39**	**$ 1.04**
Dividends declared per share	**$ 1.00**	**$ .72**	**$ .60**	**$ .52**	**$ .46**
Growth - Total revenues	17%	19%	19%	15%	11%
Growth - Net earnings	29%	13%	4%	35%	12%
Summary Balance Sheet					
Assets					
Current assets	$ 2,227.8	$ 2,107.9	$ 1,773.6	$ 1,563.0	$ 1,229.3
Noncurrent and net fixed assets	635.9	570.8	554.9	517.0	381.4
Goodwill and net amortizable intangibles	374.2	222.9	135.1	65.3	16.1
Total assets	$ 3,237.9	$ 2,901.6	$ 2,463.6	$ 2,145.3	$ 1,626.8
Liabilities and Stockholders' Equity					
Current liabilities	$ 2,212.1	$ 2,061.3	$ 1,749.6	$ 1,638.0	$ 1,164.6
Noncurrent investment related debt (less current portion)	140.0	122.1	128.3	96.7	103.9
Other noncurrent liabilities	124.8	99.1	57.5	39.0	29.4
Total liabilities	2,476.9	2,282.5	1,935.4	1,773.7	1,297.9
Stockholders' equity	761.0	619.1	528.2	371.6	328.9
Total liabilities and stockholders' equity	$ 3,237.9	$ 2,901.6	$ 2,463.6	$ 2,145.3	$ 1,626.8
Summary Statement of Cash Flows					
Net cash provided by operating activities	$ 277.2	$ 229.0	$ 149.7	$ 131.5	$ 169.4
Net cash used by investing activities	(139.0)	(45.8)	(48.7)	(85.0)	(71.3)
Cash flow from financing activities:					
Repurchases of common stock	(56.2)	(80.8)	(11.7)	(104.1)	(31.3)
Dividends paid	(84.9)	(61.9)	(50.4)	(41.6)	(33.8)
All other	33.9	.5	15.1	48.4	18.0
Net cash used by financing activities	(107.2)	(142.2)	(47.0)	(97.3)	(47.1)
Net increase (decrease) in cash and cash equivalents	$ 31.0	$ 41.0	$ 54.0	$ (50.8)	$ 51.0
Common Stock and Other Selected Data					
Diluted weighted shares outstanding (000s)	94,546	93,292	91,861	90,127	88,967
Common shares repurchased (000s)	1,783	2,864	478	3,359	1,500
Tangible net worth (1)	$ 386.8	$ 396.2	$ 393.1	$ 306.2	$ 312.8
Book value per share	$ 8.26	$ 6.88	$ 5.97	$ 4.37	$ 3.89
Tangible book value per share (2)	$ 4.20	$ 4.40	$ 4.44	$ 3.60	$ 3.70

(1) Represents total stockholders' equity less net balance of goodwill and amortizable intangible assets.
(2) Represents tangible net worth divided by the common shares outstanding at the end of the year.

SUMMARY FINANCIAL DATA BY SEGMENT *(in millions, except per share data)*

	Year Ended December 31,				
	2004	2003	2002	2001	2000
BROKERAGE SEGMENT					
Total revenues	$ 926.4	$ 848.5	$ 740.2	$ 577.3	$ 515.8
Compensation	532.8	482.1	424.0	325.7	285.9
Operating	177.5	172.2	150.0	121.8	120.0
Depreciation and amortization	31.0	21.9	17.5	12.3	12.5
Total expenses	741.3	676.2	591.5	459.8	418.4
Earnings before income taxes	185.1	172.3	148.7	117.5	97.4
Provision for income taxes	36.9	42.1	44.6	13.5	28.8
Net earnings	$ 148.2	$ 130.2	$ 104.1	$ 104.0	$ 68.6
Diluted net earnings per share	$ 1.56	$ 1.40	$ 1.13	$ 1.15	$ .77
Growth - Total revenues	9%	15%	28%	12%	5%
Growth - Net earnings	14%	25%	– %	52%	10%

	Year Ended December 31,				
	2004	2003	2002	2001	2000
RISK MANAGEMENT SEGMENT					
Total revenues	$ 372.6	$ 321.7	$ 281.2	$ 264.7	$ 232.3
Compensation	202.6	178.7	159.9	150.2	127.3
Operating	100.0	90.6	80.4	75.7	67.2
Depreciation and amortization	9.8	9.5	9.3	7.5	6.0
Total expenses	312.4	278.8	249.6	233.4	200.5
Earnings before income taxes	60.2	42.9	31.6	31.3	31.8
Provision for income taxes	12.1	10.4	9.4	3.8	9.9
Net earnings	$ 48.1	$ 32.5	$ 22.2	$ 27.5	$ 21.9
Diluted net earnings per share	$ .51	$ .35	$ .24	$ .31	$ .24
Growth - Total revenues	16%	14%	6%	14%	23%
Growth - Net earnings	48%	46%	(19%)	26%	63%

	Year Ended December 31,				
	2004	2003	2002	2001	2000
FINANCIAL SERVICES SEGMENT					
Total revenues	$ 181.3	$ 93.6	$ 38.9	$ 46.0	$ 26.4
Investment and interest expenses	178.6	105.8	28.1	49.7	21.0
Depreciation	12.5	9.7	5.6	3.3	.9
Total expenses	191.1	115.5	33.7	53.0	21.9
Earnings (loss) before income taxes	(9.8)	(21.9)	5.2	(7.0)	4.5
Provision (benefit) for income taxes	(2.0)	(5.4)	1.6	(.8)	2.0
Net earnings (loss)	$ (7.8)	$ (16.5)	$ 3.6	$ (6.2)	$ 2.5
Diluted net earnings (loss) per share	$ (.08)	$ (.18)	$ .04	$ (.07)	$ .03


Gross Commissions & Fees
in millions of dollars
1000
800
600
400
200
0
524
600
772
882
954
00
01
02
03
04


Pretax Earnings
in millions of dollars
200
180
160
140
120
100
80
60
40
20
0
97
118
149
172
185
00
01
02
03
04


Fees
in millions of dollars
50
0
231
264
280
321
371
00
01
02
03
04


Pretax Earnings
in millions of dollars
60
50
40
30
20
10
0
32
31
32
43
60
00
01
02
03
04


Net Assets Under Management
& Financial Guarantees
in millions of dollars
400
350
300
250
200
150
100
50
0
362
240
191
02
03
04



924

NUMBER OF GALLAGHER EMPLOYEES LOCATED
IN SEVEN COUNTRIES OUTSIDE THE U.S. AT YEAR END

Arthur J. Gallagher & Co.'s divisions and subsidiaries serve clients through sales and service operations across the United States and in seven other countries, and through our Strategic Alliance Network of correspondent brokers and consultants in more than 100 countries around the world.



STRATEGIC ALLIANCE NETWORK



ARTHUR J. GALLAGHER & CO. HAS AT LEAST ONE STRATEGIC ALLIANCE PARTNER IN EACH OF THE FOLLOWING COUNTRIES:

ANTIGUA
ARGENTINA
ARMENIA
AUSTRALIA
AUSTRIA
AZERBAIJAN
BAHAMAS
BAHRAIN
BARBADOS
BELGIUM
BELIZE
BERMUDA
BOLIVIA
BRAZIL
BRITISH VIRGIN ISLANDS
BRUNEI
CANADA
CHILE
CHINA
COLOMBIA
COSTA RICA
CROATIA
CURACAO
CZECH REPUBLIC
DENMARK
DOMINICAN REPUBLIC
ECUADOR
EL SALVADOR
FIJI
FINLAND
FRANCE
GAMBIA
GERMANY
GREECE
GUAM
GUATEMALA
GUYANA
HAITI
HONDURAS
HONG KONG
HUNGARY
ICELAND
INDIA
INDONESIA
IRELAND
ISRAEL
ITALY
IVORY COAST
JAMAICA
JAPAN
KAZAKHSTAN
KENYA
KUWAIT
KYRGYZSTAN
LEBANON
LITHUANIA
LUXEMBOURG
MACAU
MALAWI
MALAYSIA
MALTA
MAURITANIA
MAURITIUS
MEXICO
MONGOLIA
NETHERLANDS
NEW ZEALAND
NICARAGUA
NORWAY
PANAMA
PARAGUAY
PERU
PHILIPPINES
POLAND
PORTUGAL
PUERTO RICO
QATAR
ROMANIA
RUSSIA
RWANDA
SAIPAN
SAUDI ARABIA
SCOTLAND
SINGAPORE
SLOVAKIA
SLOVENIA
SOLOMON ISLANDS
SOUTH AFRICA
SOUTH KOREA
SPAIN
SWAZILAND
SWEDEN
SWITZERLAND
SYRIA
TAIWAN
TANZANIA
THAILAND
TRINIDAD & TOBAGO
TURKEY
TURKMENISTAN
UGANDA
UNITED ARAB EMIRATES
UNITED KINGDOM
URUGUAY
UZBEKISTAN
VANUATU
VENEZUELA
VIETNAM
YEMEN
ZAMBIA

GROWTH RECORD 1995 - 2004

(in millions except per share and employee data)	Average Annual Growth		2004		2003		2002
Revenue Data							
Commissions		$	**801.9**	$	746.2	$	662.9
Fees			**523.3**		456.2		389.4
Investment income and other			**196.4**		102.1		49.1
Total gross revenues		$	**1,521.6**	$	1,304.5	$	1,101.4
Dollar growth		$	**217.1**	$	203.1	$	178.4
Percent growth	12%		**17%**		18%		19%
Pretax Earnings Data							
Pretax earnings		$	**235.5**	$	193.3	$	185.5
Dollar growth		$	**42.2**	$	7.8	$	43.7
Percent growth	14%		**22%**		4%		31%
Pretax earnings as a percentage of gross revenues			**15%**		15%		17%
Net Earnings Data							
Net earnings		$	**188.5**	$	146.2	$	129.9
Dollar growth		$	**42.3**	$	16.3	$	4.6
Percent growth	16%		**29%**		13%		4%
Net earnings as a percentage of gross revenues			**12%**		11%		12%
Share Data							
Shares outstanding at year end			**92.1**		90.0		88.5
Diluted net earnings per share (a)		$	**1.99**	$	1.57	$	1.41
Percent growth	15%		**27%**		11%		1%
Employee Data							
Number at year end			**8,204**		7,206		7,111
Number growth			**998**		95		612
Percent growth	7%		**14%**		1%		9%
Total gross revenues per employee (000s) (b)		$	**185**	$	181	$	155
Net earnings per employee (000s) (b)		$	**23**	$	20	$	18
Common Stock Dividend Data							
Dividends declared per share (c)		$	**1.00**	$	.72	$	.60
Total dividends declared		$	**91.8**	$	64.9	$	52.7
Percent of net earnings	38%		**49%**		44%		41%
Balance Sheet Data							
Total assets		$	**3,237.9**	$	2,901.6	$	2,463.6
Noncurrent debt less current portion			**140.0**		122.1		128.3
Total stockholders' equity		$	**761.0**	$	619.1	$	528.2
Return On Beginning Stockholders' Equity	32%		**30%**		28%		35%

Notes:
(a) Based on the weighted average number of common and common equivalent shares outstanding during the year.
(b) Based on the number of employees at end of year.
(c) Based on the total dividends declared on a share of common stock outstanding during the entire year.

2001	2000	1999	1998	1997	1996	1995
$ 537.9	$ 472.9	$ 440.8	$ 421.3	$ 392.4	$ 376.1	$ 362.3
325.9	282.4	235.9	213.4	186.0	176.4	166.1
59.2	45.3	39.2	25.0	40.5	34.2	26.9
$ 923.0	$ 800.6	$ 715.9	$ 659.7	$ 618.9	$ 586.7	$ 555.3
$ 122.4	$ 84.7	$ 56.2	$ 40.8	$ 32.2	$ 31.4	$ 60.7
15%	12%	9%	7%	5%	6%	12%
$ 141.8	$ 133.7	$ 127.0	$ 83.2	$ 94.7	$ 80.0	$ 77.6
$ 8.1	$ 6.7	$ 43.8	$ (11.5)	$ 14.7	$ 2.4	$ 9.8
6%	5%	53%	(12%)	18%	3%	14%
15%	17%	18%	13%	15%	14%	14%
$ 125.3	$ 93.0	$ 83.2	$ 66.9	$ 63.4	$ 53.0	$ 48.4
$ 32.3	$ 9.8	$ 16.3	$ 3.5	$ 10.4	$ 4.6	$ 4.9
35%	12%	24%	6%	20%	10%	11%
14%	12%	12%	10%	10%	9%	9%
85.1	84.5	82.2	81.2	79.3	78.6	78.9
$ 1.39	$ 1.04	$ .97	$ .80	$ .78	$ .65	$ .59
34%	7%	21%	3%	20%	10%	11%
6,499	5,714	5,344	5,128	4,907	4,872	4,794
785	370	216	221	35	78	412
14%	7%	4%	5%	1%	2%	9%
$ 142	$ 140	$ 134	$ 129	$ 126	$ 120	$ 116
$ 19	$ 16	$ 16	$ 13	$ 13	$ 11	$ 10
$ .52	$ .46	$ .40	$ .35	$ .31	$ .29	$ .25
$ 43.5	$ 35.5	$ 29.2	$ 24.2	$ 20.4	$ 18.4	$ 15.3
35%	38%	35%	36%	32%	35%	32%
$ 2,145.3	$ 1,626.8	$ 1,364.3	$ 1,243.9	$ 848.7	$ 747.8	$ 692.3
96.7	103.9	13.9	15.5	-	1.1	2.3
$ 371.6	$ 328.9	$ 260.8	$ 268.7	$ 239.5	$ 201.8	$ 183.7
38%	36%	31%	28%	31%	29%	31%



GALLAGHER GROUP OF COMPANIES

Arthur J. Gallagher & Co., one of the world's leading insurance brokers, plans and administers a full array of insurance, reinsurance, risk management, self-insurance, claims management and employee benefit products and services through an organization of specialized companies.

BROKERAGE SEGMENT

BROKERAGE SERVICES RETAIL DIVISION
Gallagher's largest division specializes in structuring property/casualty insurance and risk management programs for commercial, industrial, institutional and governmental organizations through its offices in the U.S., and through a network of strategic alliance partners in more than 100 countries around the world.

GALLAGHER BENEFIT SERVICES, INC.
This employee benefits subsidiary offers expertise and guidance in all areas of benefits planning, delivery and administration for a broad range of benefit services, including executive benefits and financial planning, actuarial, data analysis and benchmarking, retirement brokerage and consulting, benefits outsourcing and human resource services.

ARTHUR J. GALLAGHER (UK) LIMITED
This Financial Services Authority (FSA) registered broker and approved Lloyd's of London broker accesses Lloyd's and other London and international insurance and reinsurance markets. It places risks for Gallagher's own brokers, other brokers/carriers and direct retail clients worldwide, across all non-marine, aviation and marine classes.

RISK PLACEMENT SERVICES, INC.
This subsidiary operates as a traditional wholesale broker, managing general agent and program manager, working with both Gallagher and non-Gallagher producers, and has access to all major excess/surplus lines carriers. Its operating units include: International Special Risk Services; ARM of California; Castle Insurance Associates; National Insurance Professionals Corporation; Edwin M. Rollins; Healthcare Insurers; Yanoff Companies; Yanoff South; and **CoverageFirst.com**.

GALLAGHER RE, INC.
This subsidiary provides a full range of property/casualty, life, accident and health treaty and facultative reinsurance services, encompassing risk transfer and finite solutions. Additionally, on behalf of clients, it accesses a full array of professional services, including actuarial, catastrophe modeling, dynamic financial analysis, financial and capital market alternatives, and strategic planning.

GALLAGHER CAPTIVE SERVICES, INC.
This subsidiary specializes in the design and development of group, association and single-parent captives. Its comprehensive captive services encompass feasibility studies, domicile management and program management.

Arthur J. Gallagher & Co.



14,600

REGISTERED INDEPENDENT AGENCY USERS ON COVERAGEFIRST.COM, OUR WHOLESALE E-COMMERCE PORTAL, AT YEAR END



ARTHUR J. GALLAGHER & CO. (BERMUDA) LIMITED
This offshore subsidiary provides access to the many specialized insurance and reinsurance companies operating within the Bermuda marketplace and acts as both a captive manager and an intermediary in providing services to pools, captives, rent-a-captives, risk retention groups and self-insurance arrangements.

ARTHUR J. GALLAGHER (HAWAII)
Based in Honolulu, this operation provides corporate, financial, regulatory, and insurance management and consulting services to single-parent, risk retention group and association group captives domiciled in the 50th state.

INNOVATIVE RISK SERVICES, INC.
This division facilitates access to Bermuda-based insurance companies and programs for both Gallagher and non-Gallagher producers and provides onshore MGA services.

RISK MANAGEMENT PARTNERS LTD.
This operation markets insurance and risk management products and services to U.K. public entities through offices in England and Scotland.

ARTHUR J. GALLAGHER AUSTRALASIA PTY LTD
This group of companies provides a full range of property and casualty solutions for wholesale and retail clients in Australia and New Zealand.

ARTHUR J. GALLAGHER ASIA PTE LTD
This subsidiary, with its regional head office situated in Singapore, a satellite office in Kuala Lumpur, Malaysia, plus representative offices in Beijing and Hong Kong, handles all classes of reinsurance broking, consultancy and financial risk solutions within the Asian region from India to Japan.

GBS INSURANCE AND FINANCIAL SERVICES, INC.
This provider of life insurance, annuities and long-term care insurance is a managing general agent for dozens of insurance companies and acts as a wholesaler, delivering competitive policies and aggressive underwriting for insurance agents.

RISK MANAGEMENT SEGMENT

GALLAGHER BASSETT SERVICES, INC.
This subsidiary provides a broad range of risk management services—including claims and information management, risk control consulting and appraisal services—to help corporations and institutions reduce their cost of risk.

GALLAGHER BENEFIT ADMINISTRATORS, INC.
This third-party claims administrator serves the self-funded employee benefits marketplace by offering integrated health benefit plan administration through the use of innovative reporting capabilities, customized healthcare options, claims management systems technology and utilization management services.

GALLAGHER BASSETT (UK)
This Gallagher Bassett subsidiary provides Pan-European claims management, loss control and information management services to clients.

GALLAGHER BASSETT CANADA INC.
A subsidiary of Gallagher Bassett, this operation provides claims management, workers compensation oversight, appraisal and information management services to Canadian and U.S. clients.

WYATT GALLAGHER BASSETT PTY LTD
This subsidiary provides claims management services, workcover (workers compensation), crisis management claim handling and consulting, loss control and information management services to clients in Australia and New Zealand.

MOUNTAINVIEW SOFTWARE CORPORATION
This operation designs standardized and customized electronic claims reporting and claims management software that enables users to submit/view claims such as OSHA 300, workers compensation, state First Report of Injury, property, and general and auto liability via the Internet, as well as generate loss runs and claims analysis reports.

FINANCIAL SERVICES SEGMENT

AJG FINANCIAL SERVICES, INC.
This subsidiary is responsible for the management of Gallagher's investment portfolio, which includes tax-advantaged investments, real estate partnerships, an investment in Allied World Assurance Holdings, Ltd. and an investment in an alternative fund manager.

BOARD OF DIRECTORS

ROBERT E. GALLAGHER [1]
Chairman of the Board

J. PATRICK GALLAGHER, JR. [1]
President and Chief Executive Officer

T. KIMBALL BROOKER [3,4]
President, Barbara Oil Company (investments)

GARY P. COUGHLAN [4]
Former Senior Vice President and Chief Financial Officer, Abbott Laboratories

ILENE S. GORDON [2,3]
President, Alcan Food Packaging Americas

ELBERT O. HAND [2,3]
Chairman of the Board, Hartmarx Corporation

BERNARD L. HENGESBAUGH [2,4]
Chief Operating Officer, American Medical Association

DAVID S. JOHNSON [2,3]
President, North America Commercial, Kraft Foods, Inc.

JAMES R. WIMMER [2,3,4]
Attorney and former Partner, Lord, Bissell & Brook

1 Member of the Executive Committee.
2 Member of the Nominating/Governance Committee.
3 Member of the Compensation Committee.
4 Member of the Audit Committee.

EXECUTIVE MANAGEMENT COMMITTEE

JAMES W. DURKIN, JR.
Corporate Vice President
President, Gallagher Benefit Services, Inc.

JAMES S. GAULT
Corporate Vice President
President and Chief Operating Officer,
Brokerage Services Retail Division

DOUGLAS K. HOWELL
Corporate Vice President and Chief Financial Officer

DAVID E. McGURN, JR.
Corporate Vice President
President, Specialty Marketing and International Division

RICHARD J. McKENNA
Corporate Vice President
President, Gallagher Bassett Services, Inc.

JOHN C. ROSENGREN
Corporate Vice President, General Counsel and Secretary

OTHER CORPORATE OFFICERS

JAMES M. AGNEW
Vice President

JAMES J. BRANIFF III
Vice President

MITCHEL L. BRASHIER
Vice President

EMIL J. BRAVO
Vice President

ELIZABETH J. BRINKERHOFF
Vice President

RICHARD C. CARY
Controller and Chief Accounting Officer

JOEL D. CAVANESS
Vice President

NORMAN P. DARLING
Vice President

PETER J. DURKALSKI
Vice President

JOSEPH A. DUTCHER
Vice President

NICHOLAS M. ELSBERG
Vice President

THOMAS J. GALLAGHER
Vice President

CHRISTINE D. GREB
Assistant Secretary

BRIAN A. KING
Vice President

JOEL C. KORNREICH
Vice President

JACK H. LAZZARO
Vice President and Treasurer

DAVID R. LONG
Vice President

DAVID L. MARCUS
Vice President

JOHN F. McCAFFREY
Vice President

JAMES G. McFARLANE
Vice President

ANGELO M. NARDI
Vice President

STEVEN A. RING
Vice President

THEODORE A. SKIRVIN II
Vice President

JOHN D. STANCIK
Vice President

MARK P. STRAUCH
Vice President

CRAIG M. VAN DER VOORT
Vice President

GARY M. VAN DER VOORT
Vice President

WARREN G. VAN DER VOORT, JR.
Vice President

PAUL F. WASIKOWSKI
Vice President

SALLY WASIKOWSKI
Vice President

DAVID M. ZIEGLER
Vice President



20

YEARS SINCE GALLAGHER'S

INITIAL PUBLIC OFFERING

STOCKHOLDER INFORMATION

FORM 10-K

Any stockholder wishing to obtain a copy of Gallagher's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Gallagher at the corporate address listed on the back cover. In addition, Gallagher's Annual Report on Form 10-K may be accessed directly at **www.ajg.com**

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 360-5386
www.computershare.com

STOCKHOLDER INQUIRIES

Communications regarding direct stock purchase, dividends, lost stock certificates, direct deposit of dividends, dividend reinvestment, change of address, etc., should be directed to Shareholder Services, Computershare Investor Services.

AUDITORS

Ernst & Young LLP

ANNUAL MEETING

Arthur J. Gallagher & Co.'s 2005 Annual Meeting of Stockholders will be held on Tuesday, May 17, 2005 at 9:00 a.m. at The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143.

TRADING INFORMATION

Gallagher's common stock is listed on the New York Stock Exchange, trading under the symbol AJG. The following table sets forth information as to the price range of Gallagher's common stock for the two-year period January 1, 2003 through December 31, 2004 and the dividends declared per common share for the period. The table reflects the range of high and low sales prices per share as reported on the New York Stock Exchange composite listing.

2004 Quarterly Periods	High	Low	Dividends Declared Per Common Share
First	$ 34.25	$ 30.77	$ .25
Second	33.97	30.13	.25
Third	33.50	28.87	.25
Fourth	34.10	24.42	.25
2003 Quarterly Periods	**High**	**Low**	**Share**
First	$ 29.75	$ 23.28	$ .18
Second	29.00	23.35	.18
Third	29.06	24.64	.18
Fourth	32.74	26.74	.18

As of December 31, 2004, there were approximately 850 holders of record of Gallagher's common stock.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This annual report to stockholders contains forward-looking statements, which by their nature involve risks and uncertainties. Gallagher's Annual Report on Form 10-K contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.

STRENGTH IN NUMBERS





Arthur J. Gallagher & Co.

INTERNATIONAL CORPORATE HEADQUARTERS
THE GALLAGHER CENTRE
TWO PIERCE PLACE
ITASCA, ILLINOIS 60143-3141
TEL 630.773.3800 FAX 630.285.4000 www.ajg.com